                                                Filed Pursuant to Rule 424(B)(5)
                                                              File No. 333-78843
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED MAY 25, 1999)

3,000,000 SHARES

(THE HOUSTON EXPLORATION COMPANY LOGO)

COMMON STOCK

We are selling 3,000,000 shares of our common stock as described in this prospectus supplement and the accompanying base prospectus. We intend to enter into an agreement with THEC Holdings Corp., an indirect wholly owned subsidiary of KeySpan Corporation, to use the net proceeds from the sale of 3,000,000 shares of our common stock to purchase an aggregate of 3,000,000 shares of our common stock from THEC Holdings at a price per share equal to the net proceeds per share that we receive from this offering, after expenses.

Our common stock is listed on the New York Stock Exchange under the symbol "THX." On February 20, 2003, the last reported sales price of our common stock on the New York Stock Exchange was $28.08 per share.

------------------------------------------------------------------------------------------
                                                              PER SHARE        TOTAL
------------------------------------------------------------------------------------------
Public offering price                                          $26.75          $80,250,000
Underwriting discounts and commissions                          $0.35           $1,050,000
Proceeds to The Houston Exploration Company, before expenses   $26.40          $79,200,000
------------------------------------------------------------------------------------------

The underwriter has an option for a period of 30 days to purchase up to 300,000 additional shares from us at the public offering price. We will use the net proceeds from any exercise of the underwriter's over-allotment option to purchase a number of shares of our common stock from THEC Holdings equal to the number of shares of our common stock sold in the over-allotment at the same price as described above.

We expect to deliver the shares to investors in New York, New York, on or about February 26, 2003.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. YOU SHOULD CAREFULLY REVIEW AND CONSIDER THE INFORMATION UNDER THE HEADING "RISK FACTORS" BEGINNING ON PAGE S-10 OF THIS PROSPECTUS SUPPLEMENT BEFORE INVESTING IN OUR COMMON STOCK.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                    JPMORGAN

February 20, 2003

                               TABLE OF CONTENTS

                      PROSPECTUS SUPPLEMENT
Where you can find more information.........................     i
Incorporation of certain documents by reference.............    ii
Forward-looking statements..................................    ii
Summary.....................................................   S-1
Risk factors................................................  S-10
Use of proceeds.............................................  S-16
Common stock ownership of THEC Holdings Corp................  S-16
Stock purchase agreement....................................  S-16
Price range of common stock and dividend policy.............  S-17
Management..................................................  S-18
Management's discussion and analysis of financial condition
   and results of operations................................  S-24
Underwriting................................................  S-40
Legal opinions..............................................  S-42
Experts.....................................................  S-42
                            PROSPECTUS
About This Prospectus.......................................     1
Where You Can Find More Information.........................     1
Forward-Looking Statements..................................     2
The Houston Exploration Company.............................     3
Use of Proceeds.............................................     3
Ratio of Earnings to Fixed Charges..........................     4
Plan of Distribution........................................     4
Description of Debt Securities..............................     6
Description of Capital Stock................................    12
Legal Opinions..............................................    19
Experts.....................................................    19

This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of the shares of common stock and includes information about us and our financial condition. The second part is the accompanying prospectus, which provides more general information. Generally, when we refer to the prospectus, we are referring to both parts of this document combined.

If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement. The sections captioned "Where you can find more information," "Forward-looking statements," "Legal opinions" and "Experts" in the accompanying prospectus are superseded in their entirety by the similarly titled sections included in this prospectus supplement. You should carefully read this prospectus supplement and the accompanying prospectus, including the information incorporated by reference in the prospectus, before you invest. These documents contain information you should consider when making your investment decision.

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports and information with the SEC as required by the Securities Exchange Act of 1934. You may read and copy any document we file at the public reference facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our SEC filings also may be accessed electronically at the SEC's web site at http://www.sec.gov.

Our common stock is listed for trading on the New York Stock Exchange under the trading symbol "THX," and reports, proxy statements and other information concerning us may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. You may also obtain information on our company at our web site at http://www.houstonexploration.com.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" information filed with the SEC. This means that we can disclose important information to you, without actually including the specific information in this prospectus, by referring you to those documents. The following documents which we have previously filed with the SEC pursuant to the Exchange Act are incorporated into this prospectus by reference:

    1. Our Annual Report on Form 10-K for the fiscal year ended December 31, 2002; and

    2. Our Current Report on Form 8-K filed February 21, 2003.

All documents we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before all of the common stock offered by this prospectus is sold are incorporated by reference in this prospectus from the date of filing of the documents. Information that we file with the SEC will automatically update and may replace information in this prospectus and information previously filed with the SEC.

You may request a copy of the filings incorporated by reference in this prospectus, at no cost, by writing or calling us at: The Houston Exploration Company, 1100 Louisiana Street, Suite 2000, Houston, Texas 77002-5215,
Attention: Secretary (telephone: (713) 830-6800).

                           FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents we have incorporated by reference contain forward-looking statements. The words "believe," "expect," "estimate," "anticipate" and similar expressions identify forward-looking statements. Although we believe that these forward-looking statements are based on reasonable assumptions, our expectations may not occur and we cannot guarantee that the anticipated future results will be achieved. A number of factors could cause our actual future results to differ materially from the anticipated future results. These factors include, among other things:

       - the volatility of natural gas and oil prices;

       - the requirement to take write downs if natural gas and oil prices decline;

       - the uncertainty of estimates of natural gas and oil reserves and production rates;

       - our ability to replace reserves;

       - our ability to meet our substantial capital requirements;

       - the potential for U.S. military actions;

       - our outstanding indebtedness; and

       - our hedging activities.

For additional discussion of these risks, uncertainties and assumptions, see "Risk factors" on page S-10 of this prospectus supplement and "Management's discussion and analysis of financial condition and results of operations" on page S-24 of this prospectus supplement.

All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We undertake no obligation to publicly release the result of any revisions to any forward-looking statements that may be made to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events.

                                    SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus supplement and the accompanying prospectus carefully, including the "Risk factors" on page S-10 of this prospectus supplement, before making an investment decision. In this prospectus supplement, the terms "Houston Exploration" and "we," "us," "our" and similar terms mean The Houston Exploration Company and its subsidiary.

THE HOUSTON EXPLORATION COMPANY

We are an independent natural gas and oil company engaged in the exploration, development, exploitation and acquisition of domestic natural gas and oil properties. Our operations are primarily focused onshore in South Texas, offshore in the Gulf of Mexico and onshore in the Arkoma Basin of Oklahoma and Arkansas.

At December 31, 2002, our net proved reserves were 650 billion cubic feet equivalent or Bcfe, with a present value, discounted at 10% per annum, of cash flows before income taxes of $1.3 billion. Our South Texas properties represented 46% of our total net proved reserves and our offshore properties in the Gulf of Mexico and our onshore properties in the Arkoma Basin represented 31% and 14% of our total net proved reserves respectively. Our reserves are fully engineered on an annual basis by independent petroleum engineers. Our focus is natural gas. Approximately 94% of our net proved reserves at December 31, 2002 were natural gas, approximately 69% of which were classified as proved developed. We operate approximately 85% of our properties.

During the year ended December 31, 2002 we drilled a total of 97 wells of which 84 were successful, reflecting a success rate of 86%. We produced a total of 103 Bcfe, and increased our average daily production by 14% to 281 MMcfe, per day. We replaced 141% of our production by adding 145 Bcfe in net proved reserves. We generated $282 million in cash flows from operations before adjustments for changes in current assets and liabilities and invested a net $253 million on natural gas and oil properties including $65 million for producing properties acquired in South Texas and in the Gulf of Mexico.

We began exploring for natural gas and oil in December 1985 on behalf of The Brooklyn Union Gas Company. Brooklyn Union is an indirect wholly-owned subsidiary of KeySpan Corporation. KeySpan, a member of the Standard & Poor's 500 Index, is a diversified energy provider whose principal natural gas distribution and electric generation operations are located in the Northeastern United States. In September 1996, we completed our initial public offering and sold approximately 34% of our shares to the public with KeySpan retaining the balance. As of February 20, 2003, THEC Holdings Corp., an indirect wholly owned subsidiary of KeySpan, owned approximately 66% of the outstanding shares of our common stock. After we purchase our common stock from THEC Holdings immediately following the closing of this offering, THEC Holding's ownership of our outstanding common stock will decrease to approximately 56%, or 55% if the underwriter exercises its over-allotment option in full.

BUSINESS STRATEGY

We strive to maximize shareholder value while maintaining our financial flexibility by pursuing a dynamic business strategy involving elements of each of the following activities:

       - Exploitation. Exploitation, both onshore and offshore, is one of our core competencies and the cornerstone of our investment strategy. We invest in moderate-risk exploitation and development activities intended to ensure stable and growing cash flows from which we can fund future expansion.

       - Exploration. Founded as an exploration company, we continue to invest in high-risk exploratory prospects to supplement the reserves added through our lower-risk exploitation activities. We generate the majority of our exploration prospects through our in-house geo-science personnel and currently have assembled a three-year inventory of offshore drilling prospects.

       - Acquisitions. We augment our exploration and exploitation activities with disciplined investments in acquisitions of new properties that conform to our operating philosophy, provide an attractive rate of return, and offer unexploited reserve potential.

We typically fund exploitation and exploration activities out of cash flows from operations and depending on the size and nature of the acquisition, we may utilize our revolving bank credit facility. When we incur debt in connection with an acquisition, we focus on prompt repayment in order to maintain our conservative capital structure. Our conservative debt levels provide flexibility to continually review and adjust our capital budgets during the year based on operational developments, commodity prices, service costs, acquisition opportunities, and numerous other factors.

OPERATING PHILOSOPHY

       - Natural Gas Emphasis. Our production and reserve base is heavily weighted toward natural gas. Since natural gas can only be transported from overseas in liquefied form and is thus more difficult to import than crude oil, we believe natural gas is better insulated from the price volatility associated with global geopolitical instability. The lease operating expense associated with natural gas properties is also typically less than oil properties, which allows us to maintain our low per-unit cost structure.

       - Operating Control. We prefer to operate our properties rather than owning non-operating interests. Operating our properties allows us more control over the nature and timing of capital expenditures and overall operating expenses. As operator, we supervise production, maintain production records, employ or contract for field personnel, distribute revenues and perform other functions. As operator, we receive reimbursement for direct expenses incurred in the performance of duties, as well as monthly per-well producing and drilling overhead reimbursements at rates customarily charged in the area by unaffiliated third parties. We currently operate approximately 85% of our properties, which has contributed to our historically low operating costs.

       - Geographic Focus. By concentrating our operations within geographically focused areas, we can manage a large asset base with a relatively small number of employees and can integrate additional properties at relatively low incremental costs. Our strategy of focusing drilling activities on properties in relatively concentrated offshore and onshore areas permits us to more efficiently utilize our base of geological, engineering, exploration and production experience in these regions. At December 31, 2002, 91% of our reserves were located in our three core areas: South Texas, the Gulf of Mexico and the Arkoma Basin of Oklahoma and Arkansas.

       - Operating Environment. We focus our operations in areas that are conducive to low cost operations, avoiding areas where fractionalized ownership issues, local regulation or lack of a qualified workforce would drive up operational, legal and other costs.

       - Cash Flow Hedging. We maintain an active hedging program designed to reduce the impact of commodity price fluctuations and provide more predictable cash flows that allow us to better plan our capital expenditures. Our hedges typically take the form of fixed price swaps and no-cost collars under which we are assured a minimum floor price for our production and enjoy the benefit of price increases up to a predetermined ceiling price. Depending on the outlook for future prices and the state of the options markets, we may hedge up to 70% of our production for up to two years or more.

RECENT DEVELOPMENTS

RECENT ACQUISITIONS

KeySpan Joint Venture Assets. On October 11, 2002, we purchased from KeySpan a portion of the assets developed under the joint exploration agreement with a subsidiary of KeySpan. As of September 1, 2002, the effective date of the purchase, the estimated proved reserves associated with the interests acquired were 13.5 Bcfe. The $26.5 million cash purchase was subsequently adjusted downward by $1.2 million.

South Texas acquisitions. On May 30, 2002, we purchased from Burlington Resources Inc. properties located in the Webb and Jim Hogg Counties of South Texas representing interests in approximately 123 producing wells with underlying total proved reserves of 37 Bcfe as of January 1, 2002, the effective date of the transaction. We operate 10 wells producing from the Wilcox formation in the North East Thompsonville Field, representing approximately 70% of the proved reserves and 75% of the current production associated with this acquisition. The 113 wells producing in the South Laredo Field, located in Webb County and in the Lobo Trend, are operated by a third party. The $39.5 million purchase price is net of a purchase price adjustment of $3.9 million and proceeds of $5.0 million from the subsequent sale of a portion of the assets acquired.

Both these acquisitions were financed through borrowings under our revolving bank credit facility.

OTHER RECENT DEVELOPMENTS

Joint offshore exploration program. Effective September 1, 2002, we entered into a joint offshore exploration agreement with a subsidiary of El Paso Corporation. El Paso contributed approximately $50 million for land, seismic and drilling costs in exchange for 50% of our working interest in six specified prospects that we developed. El Paso agreed to pay 100% of the drilling costs to casing point or 100% of the "dry hole costs", except for the High Island 115 prospect for which we have an obligation of $5 million for dry hole costs. El Paso is the operator of four of the wells and we are operator of the remaining two. El Paso has the option, which expires in August 2003, to extend the exploration agreement beyond the initial six well program. Currently, four wells in the program have been drilled. Two resulted in discoveries and have been successfully completed and placed on-line. One well has been completed and is currently testing. One well has been temporarily abandoned and is being evaluated for further completion. The fifth well in the program, High Island 115, is operated by El Paso and currently drilling to a target depth of 21,000 feet. The sixth well in the program is currently planned for the second quarter of 2003. El Paso will operate this well and if they elect not to drill the final well, all interests in the prospect will revert back to us.

Severance tax refund. During July 2002, we received from the Railroad Commission of Texas a "high-cost/tight-gas formation" designation for our South Texas production allowing us to receive an abatement of severance taxes for production of qualifying wells which are either tax exempt or taxed at a reduced rate until certain capital costs are recovered. In addition, we are entitled to a refund of severance taxes paid during a designated prior 48-month period. We currently estimate that the total refund, for both 2002 and prior periods, will be between $18 million to $23 million ($12 million to $15 million, net of tax), although there is no guaranty our estimate will prove accurate. Based on accepted applications for individual wells, during the fourth quarter of 2002, we recorded recoupments totaling $10.4 million ($6.8 million net of tax). In addition, we expect that severance taxes on our South Texas production to be lower in the future; however, we are unable to estimate the impact at this time.

For a more detailed description of these recent developments, please read "Management's discussion and analysis of financial condition and results of operations--Acquisitions" and "--Other recent developments" beginning on page S-28 of this prospectus supplement.

RISK FACTORS

For a discussion of the material risks affecting our business, please read the section titled "Risk factors" on page S-10 of this prospectus supplement.

                          DESCRIPTION OF THE OFFERING

COMMON STOCK OFFERED BY
HOUSTON
EXPLORATION.............3,000,000 shares. We have also granted the underwriter an option to purchase 300,000 additional shares to cover over-allotments.

COMMON STOCK OUTSTANDING
AFTER THIS OFFERING AND
THE REPURCHASE OF OUR
COMMON STOCK FROM THEC
HOLDINGS CORP. .........30,961,418 shares.

THEC HOLDINGS OWNERSHIP
OF OUR COMMON STOCK.....After we purchase our common stock from THEC Holdings immediately following the closing of this offering, THEC Holding's ownership of our outstanding common stock will decrease to approximately 56%, or 55% if the underwriter exercises its overallotment option in full.

USE OF PROCEEDS.........We intend to use the net proceeds from this offering to purchase 3,000,000 shares of our common stock from THEC Holdings Corp. at a price per share equal to the net proceeds per share that we receive from this offering, after expenses. We will use the net proceeds from any exercise of the underwriter's over-allotment option to purchase a number of shares of our common stock from THEC Holdings equal to the number of shares of our common stock sold in the over-allotment at the same price as described above.

NEW YORK STOCK EXCHANGE
SYMBOL..................THX

Unless otherwise indicated, the number of shares of our common stock shown in this prospectus supplement to be outstanding after this offering is based on the number of shares outstanding as of February 20, 2003 and excludes:

       - 2,421,966 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $27.53 per share; and

       - 899,245 shares of common stock reserved for additional grants under our stock option plans.

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents our summary historical financial information for the five years ended December 31, 2002. The historical financial information for the three years ended December 31, 2000 was audited by Arthur Andersen LLP and the historical financial information for the two years ended December 31, 2002 was audited by Deloitte & Touche LLP. This information was derived from our consolidated financial statements and should be read in conjunction with the consolidated financial statements, related notes and other financial information incorporated by reference in this prospectus supplement. Please also read "Management's discussion and analysis of financial condition and results of operations" on page S-24 of this prospectus supplement. All amounts are in thousands except per share data.

--------------------------------------------------------------------------------------------
                                                    YEAR ENDED DECEMBER 31,
                                   ---------------------------------------------------------
                                     1998           1999        2000        2001        2002
--------------------------------------------------------------------------------------------
INCOME STATEMENT DATA:
Total revenues(1)................  $ 135,126   $ 158,284   $ 279,225   $ 388,509   $ 345,381
                                   ---------------------------------------------------------
OPERATING EXPENSES:
Lease operating expenses.........     16,199      18,406      23,553      25,291      33,976
Severance tax(2).................      4,967       5,444       9,757      11,035       9,487
Transportation expense(1)........      6,879       6,557       6,892       7,652       9,317
Depreciation, depletion and
   amortization..................     79,838      74,051      89,239     128,736     171,610
Write down in carrying value.....    130,000          --          --       6,170          --
General and administrative,
   net...........................      6,086       4,150       8,928      17,110      13,077
                                   ---------------------------------------------------------
Total operating expenses.........    243,969     108,608     138,369     195,994     237,467
                                   ---------------------------------------------------------
Income (loss) from operations....   (108,843)     49,676     140,856     192,515     107,914
Other (income) expense(3)........         --          --       1,752         119      (9,070)
Interest expense (net)...........      4,597      13,307      11,361       2,992       7,398
Income tax provision (benefit)...    (40,754)     11,748      42,485      66,803      39,092
                                   ---------------------------------------------------------
Net income (loss)................    (72,686)     24,621      85,258     122,601      70,494
                                   ---------------------------------------------------------
NET INCOME (LOSS) PER SHARE:
Basic............................      (3.05)       1.03        3.06        4.06        2.31
Fully diluted....................      (3.05)       0.95        3.02        4.00        2.28
                                   ---------------------------------------------------------
WEIGHTED AVERAGE SHARES
   OUTSTANDING:
Basic............................     23,768      23,906      27,860      30,228      30,569
Fully diluted....................     23,768      28,310      28,213      30,645      30,878
--------------------------------------------------------------------------------------------
STATEMENT OF CASH FLOWS DATA:
Net cash provided by operating
   activities....................  $ 102,378   $ 110,072   $ 200,791   $ 358,038   $ 243,869
Net cash used in investing
   activities....................   (302,685)   (147,654)   (184,512)   (368,277)   (252,125)
Net cash provided by (used in)
   financing activities..........    200,207      48,439     (22,106)      9,189      17,668
--------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                                                         DECEMBER 31,
                                   --------------------------------------------------------
                                       1998       1999       2000         2001         2002
-------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEET DATA:
Working capital (deficit)........  $ (3,242)  $(71,219)  $ 19,746   $   34,314   $   (1,702)
Property, plant and equipment,
   net...........................   536,582    610,116    705,390      938,761    1,022,414
Total assets.....................   569,452    678,483    837,384    1,059,092    1,138,816
Long-term debt and notes.........   313,000    281,000    245,000      244,000      252,000
Stockholders' equity.............   192,530    217,590    396,742      565,881      592,789
-------------------------------------------------------------------------------------------

(1) For all periods presented, we applied Emerging Issues Task Force ("EITF") No. 00-10 "Accounting for Shipping and Handling Fees and Costs." Pursuant to our application of EITF No. 00-10, transportation expenses previously reflected as a reduction to natural gas and oil revenues were added back to revenues and reflected as a separate component of operating expense. The application of EITF No. 00-10 has no effect on income from operations or net income. See Note 11--Restatement and Reclassification Application of EITF No. 00-10--Transportation Expense of our Annual Report on Form 10-K incorporated by reference herein.

(2) Severance tax expense for 2002 is reported net of a reduction of $1.3 million for expense incurred and recorded in 2002 pursuant to the receipt of a "high-cost/tight sand" designation for a portion of our South Texas production. See Note 9--Commitments and Contingencies--Severance Tax Refund of our Annual Report on Form 10-K incorporated by reference herein.

(3) For 2002, other income of $9.1 million represents a refund of prior period severance tax expense recorded pursuant to the receipt of a "high cost/tight sand" designation for a portion of our South Texas production. For 2001 and 2000, other expense of $0.2 million and $1.8 million, respectively, represents nonrecurring expenses incurred in connection with a strategic review of alternatives for Houston Exploration and KeySpan's investment in our company, including the possible sale of all or a portion of Houston Exploration. Please see Note 6 -- Related Party Transactions of our Annual Report on Form 10-K incorporated by reference herein.

SUMMARY NATURAL GAS AND OIL RESERVE INFORMATION

The following table summarizes the estimates of our historical net proved reserves as of December 31 of each of 1998, 1999, 2000, 2001 and 2002 and the present values attributable to these reserves at these dates. The reserve data and present values were prepared by Netherland, Sewell & Associates, Inc. and Miller and Lents, Ltd., independent petroleum engineering consultants.

-------------------------------------------------------------------------------------------
                                                      AS OF DECEMBER 31,
                                   --------------------------------------------------------
(IN THOUSANDS)                         1998       1999         2000       2001         2002
-------------------------------------------------------------------------------------------
NET PROVED RESERVES:(1)
Natural gas (MMcf)...............   470,447    526,185      529,518    568,208      610,409
Oil (MBbls)......................     1,650      2,470        5,352      6,605        6,533
Total (Mmcfe)....................   480,347    541,005      561,630    607,838      649,607
Present value of future net
   revenues before income
   taxes(2)......................  $412,933   $529,671   $2,725,913   $714,416   $1,326,314
Standardized measure of
   discounted future net cash
   flows(3)......................  $396,060   $469,225   $2,064,027   $551,525   $1,058,064
-------------------------------------------------------------------------------------------

(1) Netherland, Sewell & Associates engineered reserve data for our Gulf of Mexico properties and our South Texas properties which represent present values of approximately 83%, 79% and 78%, respectively, of our reserves at December 31, 2002, 2001 and 2000. Miller and Lents engineered reserve data for the remainder of our onshore properties which represent approximately 17%, 21% and 22%, respectively, of the present values attributable to our proved reserves at December 31, 2002, 2001 and 2000.

(2) The present value of future net revenues attributable to our reserves was prepared using prices in effect at the end of the respective periods presented, discounted at 10% per annum ("PV10") on a pre-tax basis. In accordance with current SEC guidelines, the PV10 includes the fair value of our natural gas and oil hedges in place at December 31, 2002, 2001 and 2000 of a negative $38.6 million, a positive $65.8 million and a negative $70.6 million, respectively. Average prices per Mcf of natural gas used in making the present value determinations as of December 31, 2002, 2001 and 2000 were $4.35, $2.38 and $9.55, respectively. Average prices per Bbl of oil used in making the present value determinations as of December 31, 2002, 2001 and 2000 were $28.74, $17.78 and $24.69, respectively.

(3) The standardized measure of discounted future net cash flows represents the present value of future net revenues after income tax discounted at 10% per annum and has been calculated in accordance with SFAS No. 69, "Disclosures About Oil and Gas Producing Activities" (see Note 12--Supplemental Information on Natural Gas and Oil Exploration, Development and Production Activities (unaudited) of our Annual Report on Form 10-K incorporated by reference herein) and, in accordance with current SEC guidelines, does not include estimated future cash inflows from our hedging program.

In accordance with applicable requirements of the Securities and Exchange Commission, we estimate our proved reserves and future net revenues using sales prices estimated to be in effect as of the date we make the reserve estimates. We hold the estimates constant throughout the life of the properties, except to the extent a contract specifically provides for escalation. Gas prices, which have fluctuated widely in recent years, affect estimated quantities of proved reserves and future net revenues. Any estimates of natural gas and oil reserves and their values are inherently uncertain, including many factors beyond our control. The reserve data contained in this prospectus represent only estimates. Reservoir engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. As a result, estimates of different engineers, including those we use, may vary. In addition, estimates of reserves may be revised based upon actual production, results of future development and exploration activities, prevailing natural gas and oil prices, operating costs and other factors, which revision may be material. Accordingly, reserve estimates may be different from the quantities of natural gas and oil that we are ultimately able to recover and are highly dependent upon the accuracy of the underlying assumptions. Our estimated proved reserves have not been filed with or included in reports to any federal agency.

SUMMARY OPERATING DATA

The following table sets forth summary production data, average sales prices and operating expenses for each of the five years in the period ended December 31, 2002.

------------------------------------------------------------------------------------------
                                                                   YEAR ENDED DECEMBER 31,
                                          ------------------------------------------------
                                             1998      1999      2000      2001       2002
------------------------------------------------------------------------------------------
PRODUCTION:
   Natural gas (MMcf)...................   61,479    69,679    77,861    87,095     97,368
   Oil (MBbls)..........................      225       258       311       459        859
   Total (MMcfe)........................   62,829    71,227    79,727    89,849    102,522
   Average daily production (MMcfe/d)...      172       195       218       246        281
AVERAGE SALES PRICES:
   Natural gas (per Mcf) realized(1)....  $  2.14   $  2.19   $  3.46   $  4.32   $   3.32
   Natural gas (per Mcf) unhedged.......     2.07      2.23      4.05      4.18       3.16
   Oil (per Bbl)........................    12.18     16.41     27.22     22.83      23.99
OPERATING EXPENSES (PER MCFE):
   Lease operating......................  $  0.26   $  0.26   $  0.30   $  0.28   $   0.33
   Severance tax........................     0.08      0.08      0.12      0.12       0.09
   Transportation expense...............     0.11      0.09      0.09      0.09       0.09
   Depreciation, depletion and
      amortization......................     1.27      1.04      1.12      1.43       1.67
   Writedown of carrying value of
      natural gas and oil properties....     2.07        --        --      0.07         --
   General and administrative, net......     0.10      0.06      0.11      0.19       0.13
------------------------------------------------------------------------------------------

(1) Average realized prices include the effects of hedges.

                                  RISK FACTORS

You should consider carefully the following risk factors and other information contained or incorporated by reference in this prospectus supplement before purchasing any of our common shares. Investing in our common shares involves risk. If any of the events described in the following risk factors occur, our business and financial condition could be seriously harmed. In addition, the trading price of our common shares could decline due to the occurrence of any of these events, and you may lose all or part of your investment.

RISK FACTORS AFFECTING OUR BUSINESS

THE VOLATILITY OF NATURAL GAS AND OIL PRICES MAY AFFECT OUR FINANCIAL RESULTS.

As an independent natural gas and oil producer, the revenues we generate from our operations are highly dependent on the price of, and demand for, natural gas and oil. Even relatively modest changes in oil and natural gas prices may significantly change our revenues, results of operations, cash flows and proved reserves. Historically, the markets for natural gas and oil have been volatile and are likely to continue to be volatile in the future. Prices for natural gas and oil may fluctuate widely in response to relatively minor changes in the supply of and demand for natural gas and oil, market uncertainty and a variety of additional factors that are beyond our control, such as:

       - the domestic and foreign supply of natural gas and oil;

       - the price of foreign imports;

       - overall domestic and global economic conditions;

       - political and economic conditions in oil producing countries;

       - the level of consumer product demand;

       - weather conditions;

       - domestic and foreign governmental regulations; and

       - the price and availability of alternative fuels.

We cannot predict future natural gas and oil price movements. If natural gas and oil prices decline, the amount of natural gas and oil we can economically produce may be reduced, which may result in a material decline in our revenues.

WE MAY BE REQUIRED TO TAKE ADDITIONAL WRITEDOWNS IF NATURAL GAS AND OIL PRICES DECLINE.

We may be required under full cost accounting rules to write down the carrying value of our natural gas and oil properties when natural gas and oil prices are low or if we have substantial downward adjustments to our estimated proved reserves, increases in our estimates of development costs or deterioration in our exploration results.

For the quarter ended December 31, 2001, we were required under SEC accounting rules to take a non-cash charge to impair or reduce the carrying value of our oil and gas properties by $6.2 million ($4.0 million net of tax). The charge was primarily a result of low natural gas prices. We may be required to take additional write downs in future periods should prices decline to unfavorable levels or if we have unsuccessful drilling results.

OUR BUSINESS AND OPERATIONS COULD BE ADVERSELY AFFECTED BY RECENT TERRORIST ACTIVITIES AND THE POTENTIAL FOR MILITARY AND OTHER ACTIONS.

On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope, and the United States and others instituted military action in response. These conditions caused instability in world financial markets and may generate global economic instability. The continued threat of terrorism and the impact of military and other actions will likely lead to increased volatility in prices for natural gas and oil and could affect the markets for our operations. In addition, future acts of terrorism could be directed against companies operating in the United States, particularly those engaged in sectors essential to our economic prosperity, such as natural resources. In this regard, the U.S. government has issued public warnings that indicate that energy assets might be specific targets of terrorist organizations. These developments have subjected our operations to increased risk and, depending on their ultimate magnitude, could have a material adverse affect on our business.

WE MAY NOT BE ABLE TO MEET OUR SUBSTANTIAL CAPITAL REQUIREMENTS.

Our business is capital intensive. To maintain or increase our base of proved oil and gas reserves, we must invest a significant amount of cash flow from operations in property acquisitions, development and exploration activities. We are currently making and will continue to make substantial capital expenditures to find, develop, acquire and produce natural gas and oil reserves. Our capital expenditure budget for exploration, development and leasehold acquisitions for 2003 is estimated at approximately $286 million. This budget excludes potential property acquisitions. We believe that we will have sufficient cash provided by operating activities and available borrowing capacity under our revolving bank credit facility to fund planned capital expenditures in 2003. If our revenues or borrowing base under the revolving bank credit facility decrease as a result of lower natural gas and oil prices, operating difficulties or declines in reserves, we may not be able to expend the capital necessary to undertake or complete future drilling programs or acquisition opportunities unless we raise additional funds through debt or equity financings. Without continued employment of capital, our oil and gas reserves will decline. We may not be able to obtain debt or equity financing, and cash generated by operations or available under our revolving bank credit facility may not be sufficient to meet our capital requirements.

THE AMOUNT OF OUR OUTSTANDING INDEBTEDNESS MAY RESTRICT OUR FINANCIAL
FLEXIBILITY.

Our outstanding indebtedness at December 31, 2002 was $252 million, and as of February 20, 2003 was $247 million. Our level of indebtedness affects our operations in a number of ways. Our revolving bank credit facility and the indenture governing our senior subordinated notes contain covenants that require a substantial portion of our cash flow from operations to be dedicated to the payment of interest on our indebtedness. During 2002, we made aggregate interest payments of $14.9 million. Funds dedicated to debt service payments will not be available for other purposes. Further, other covenants in these agreements require us to meet the financial tests specified in these agreements and establish other restrictions that limit our ability to borrow additional funds or dispose of assets. They may also affect our flexibility in planning for, and reacting to, changes in business conditions. Moreover, future acquisition and development activities may require us to significantly alter our capitalization structure, which may alter our indebtedness. Our ability to meet our debt service obligations and reduce our total indebtedness will depend upon our future performance. Our future performance, in turn, is dependent upon many factors that are beyond our control such as general economic, financial and business conditions. Our future performance may be adversely affected by these economic, financial and business conditions.

ESTIMATES OF PROVED RESERVES AND FUTURE NET REVENUE MAY CHANGE.

The estimates of proved reserves of natural gas and oil included in this document are based on various assumptions. The accuracy of any reserve estimate is a function of the quality of available data, engineering, geological interpretation and judgment and the assumptions used regarding quantities of recoverable natural gas and oil reserves and prices for crude oil, natural gas liquids and natural gas. Actual prices, production, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will vary from those assumed in our estimates, and these variances may be significant. Any significant variance from the assumptions used could result in the actual quantity of our reserves and future net cash flow being materially different from the estimates in our reserve reports. In addition, results of drilling, testing and production and changes in crude oil, natural gas liquids and natural gas prices after the date of the estimate may result in substantial upward or downward revisions.

WE MAY NOT BE ABLE TO REPLACE RESERVES.

Our future success depends on our ability to find, develop and acquire natural gas and oil reserves. Without successful exploration, development or acquisition activities, our reserves and revenues will decline over time. The continuing development of reserves and acquisition activities require significant expenditures. Our cash flow from operations may not be sufficient for this purpose, and we may not be able to obtain the necessary funds from other sources. If we are not able to replace reserves at sufficient levels, the amount of credit available to us may decrease since the maximum amount of borrowing capacity available under our revolving bank credit facility is based, at least in part, on the estimated quantities of our proved reserves.

OPERATING HAZARDS AND UNINSURED RISKS.

In our operations we may experience hazards and risks inherent in drilling for, producing and transporting of natural gas and oil. These hazards and risks may result in loss of hydrocarbons, environmental pollution, personal injury claims, and other damage to our properties and third parties and include:

       - fires,

       - natural disasters,

       - explosions,

       - encountering formations with abnormal pressures,

       - blowouts,

       - cratering,

       - pipeline ruptures, and

       - spills.

We are insured against some, but not all, of the hazards associated with our business. We believe this is standard practice in our industry. Because of this practice, however, we may be liable or sustain losses that could be substantial due to events that are not insured.

Additionally, our natural gas and oil operations located in the Gulf of Mexico may experience tropical weather disturbances, some of which can be severe enough to cause substantial damage to facilities and possibly interrupt production. As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. Our coverage includes, but is not limited to, the operator's extra expense to include loss of well, blowouts and costs of pollution control, physical damage on assets, employer's liability, comprehensive general liability, automobile liability and worker's compensation. We believe that our insurance is adequate and customary for companies of a similar size engaged in operations similar to ours, but losses could occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could have a material adverse impact on our financial condition and results of operations.

OUR ACQUISITION AND INVESTMENT ACTIVITIES MAY NOT BE SUCCESSFUL.

The successful acquisition of producing properties requires assessment of reserves, future commodity prices, operating costs, potential environmental and other liabilities. These assessments may not be accurate. We review the properties we intend to acquire in a fashion that we believe is generally consistent with industry practice. This review, however, will not reveal all existing or potential problems nor will it permit us to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. We may not always perform inspections on every platform or well, and structural or environmental problems may not be observable even when an inspection is undertaken. Accordingly, we may suffer the loss of one or more acquired properties due to title deficiencies or may be required to make significant expenditures to cure environmental contamination with respect to acquired properties. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of the problems. We are generally not entitled to contractual indemnification for environmental liabilities and we typically acquire structures on a property on an "as is" basis.

OUR HEDGING ACTIVITIES COULD RESULT IN FINANCIAL LOSSES OR COULD REDUCE OUR INCOME.

To achieve a more predicable cash flow and to reduce our exposure to adverse fluctuations in the prices of oil and natural gas, we currently and may in the future, enter into hedging arrangements for a portion of our natural gas and oil production. Typically, the hedging instruments we use are fixed price swaps, no-cost collars and options. While using these types of hedging instruments limits the downside risk of adverse price movements, a number of risks exist, including instances in which the benefit to revenues is limited when natural gas prices increase. In addition, there is the risk that our actual production is less than expected and that the counter party to the hedging contract defaults on its contractual obligations.

WE MAY INCUR SUBSTANTIAL COSTS TO COMPLY WITH ENVIRONMENTAL AND OTHER GOVERNMENTAL REGULATIONS.

Environmental and other governmental regulations have increased the costs to plan, design, drill, install, operate and abandon oil and natural gas wells, offshore platforms and other facilities. We have expended and continue to expend significant resources, both financial and managerial, to comply with environmental regulations and permitting requirements. Increasingly strict environmental laws, regulations and enforcement policies and claims for damages to property, employees, other persons and the environment resulting from our operations, could result in substantial costs and liabilities in the future.

WE FACE STRONG COMPETITION.

As an independent natural gas and oil producer, we face strong competition in all aspects of our business. Many of our competitors are large, well-established companies that have substantially larger operating staffs and greater capital resources than we do. These companies may be able to pay more for productive natural gas and oil properties and exploratory prospects and to define, evaluate, bid for and purchase a greater number of properties and prospects than our financial and human resources permit.

CONCENTRATION OF CREDIT RISKS.

Substantially all of our accounts receivable result from natural gas and oil sales or joint interest billings to third parties in the energy industry. This concentration of customers and joint interest owners may impact our overall credit risk in that these entities may be similarly affected by changes in economic and other conditions. Historically, we have not experienced credit losses on our receivables; however, recent market conditions resulting in downgrades to credit ratings of energy merchants have affected the liquidity of several of our purchasers. During the third quarter of 2002, we discontinued selling our natural gas and oil to several energy merchants that received downgrades to their credit ratings. We are continuing to sell gas to companies that have posted letters of credit to secure their performance under the purchase contracts. Based on the current demand for natural gas and oil, we do not expect that termination of sales to previous purchasers would have a material adverse effect on our ability to sell our production at favorable market prices.

Further, our natural gas futures and swap contracts also expose us to credit risk in the event of nonperformance by counterparties. Generally, these contracts are with major investment grade financial institutions and historically we have not experienced material credit losses. We believe that our credit risk related to the natural gas futures and swap contracts is no greater than the risk associated with the primary contracts and that the elimination of price risk reduces volatility in our reported results of operations, financial position and cash flows from period to period and lowers our overall business risk; but, as a result of our hedging activities we may be exposed to greater credit risk in the future.

RISK FACTORS RELATING TO AN INVESTMENT IN OUR COMMON STOCK

KEYSPAN CONTROLS US AND MAY HAVE CONFLICTS OF INTEREST WITH OTHER STOCKHOLDERS IN THE FUTURE.

Currently, KeySpan beneficially owns approximately 66% of our common stock. After the offering of the shares offered in this prospectus supplement and the accompanying prospectus, assuming the sale of all the shares of common stock offered hereby, KeySpan will beneficially own 56% of our common stock, or 55% if the underwriter exercises its over-allotment option in full. KeySpan will continue to be able to control:

       - the election of the entire Board of Directors;

       - the outcome of the vote on all matters requiring the vote of our stockholders;

       - all matters relating to our management;

       - the acquisition or disposition of our assets, including the sale of our business as a whole;

       - payment of dividends on our common stock;

       - the future issuance of our common stock or other securities; and

       - hedging, drilling, operating and acquisition expenditure plans.

The Chairman of our Board of Directors, Robert B. Catell, is also the Chairman of the Board of Directors and Chief Executive Officer of KeySpan. In addition to Mr. Catell, three of our ten other directors are currently affiliated with
KeySpan: Robert J. Fani is President, Energy Assets and Supply of KeySpan; Gerald Luterman is Executive Vice President and Chief Financial Officer of KeySpan; and H. Neil Nichols is Senior Vice President of Corporate Development and Asset Management of KeySpan.

Because KeySpan's interests may differ from those of our other stockholders, actions KeySpan takes with respect to us may be unfavorable to our other stockholders. KeySpan does not consider our company a core asset and may decide to sell all or part of its ownership interest in us in a transaction that does not provide our public stockholders the opportunity to sell their shares to the purchaser for a price reflecting a change-of-control premium. Purchasers of common shares in this offering will not be able to affect the outcome of any stockholder vote so long as KeySpan owns at least a majority of our outstanding common shares.

FUTURE SALES OF OUR SHARES COULD DEPRESS THE MARKET PRICE OF OUR COMMON STOCK.

The market price of our common stock could decline as a result of either further sales by KeySpan after this offering or issuances and sales by us of additional shares of common stock pursuant to our existing shelf registration statement. The market price of our common stock could also decline as the result of the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

INVESTORS WILL HAVE VERY LIMITED ABILITY TO RECOVER AGAINST OUR FORMER AUDITORS WITH RESPECT TO OUR FINANCIAL STATEMENTS.

Our consolidated financial statements as of and for the years ended December 31, 2000, 1999 and 1998 were audited by the independent public accountants Arthur Andersen LLP, as indicated in their reports with respect thereto. The firm Arthur Andersen was convicted of obstruction of justice relating to a federal investigation of Enron Corporation, has ceased operations and has lost the services of the material personnel responsible for our audit. As a result, it is not possible to obtain Arthur Andersen's consent to the incorporation by reference of their report in future filings with the SEC under the Securities Act of 1933. Because Arthur Andersen will not be deemed to have consented to the incorporation by reference of their report in such filings, investors will not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements for the years 2000, 1999 and 1998 audited by Arthur Andersen or any omissions to state a material fact required to be stated therein.

OUR SUCCESS DEPENDS ON OUR CHIEF EXECUTIVE OFFICER AND OTHER KEY EMPLOYEES.

We depend to a large extent on the efforts and continued employment of our President and Chief Executive Officer, William G. Hargett, and other key employees. If Mr. Hargett or these other key employees resign or become unable to continue in their present roles and if they are not adequately replaced, our business operations could be adversely affected.

                                USE OF PROCEEDS

We expect the net proceeds from this offering to be approximately $78.7 million, after deducting underwriting discounts and commissions and the estimated expenses of the offering. We intend to use the net proceeds from this offering to purchase an aggregate of 3,000,000 shares of our common stock from THEC Holdings Corp. at a price per share equal to the net proceeds per share that we receive in this offering, after expenses. We will use the net proceeds from any exercise of the underwriter's over-allotment option to purchase a number of shares of our common stock from THEC Holdings equal to the number of shares sold in the over-allotment at the same price as described above.

                 COMMON STOCK OWNERSHIP OF THEC HOLDINGS CORP.

As of February 20, 2003, THEC Holdings beneficially owned 20,380,392 shares, or approximately 66%, of our outstanding common stock, based on 30,961,418 shares of common stock outstanding as of that date. After we purchase our common stock from THEC Holdings immediately following the closing of this offering, THEC Holdings will beneficially own 17,380,392 shares, or approximately 56%, of our outstanding common stock (or approximately 55% of our outstanding common stock, if the underwriter's over-allotment option is exercised in full).

THEC Holdings is an indirect wholly owned subsidiary of KeySpan Corporation. KeySpan's principal place of business is One Metro Tech Center, Brooklyn, New York 11201, and its telephone number is (718) 403-1000.

Four of our ten directors are officers of KeySpan or its affiliates. The Chairman of our Board of Directors, Robert B. Catell, is also the Chairman of the Board of Directors and Chief Executive Officer of KeySpan. In addition to Mr. Catell, three of our ten other directors are also affiliated with KeySpan:
Robert J. Fani is President, Energy Assets and Supply of KeySpan; Gerald Luterman is Executive Vice President and Chief Financial Officer of KeySpan; and
H. Neil Nichols is Senior Vice President of Corporate Development and Asset Management of KeySpan.

                            STOCK PURCHASE AGREEMENT

We have entered into a stock purchase agreement with KeySpan and THEC Holdings concurrently with the pricing of this offering, pursuant to which we will purchase 3,000,000 shares of common stock from THEC Holdings, at a price of $78.7 million, or approximately $26.23 per share (which is equal to the net proceeds that we receive from this offering, after expenses). We will purchase these shares from THEC Holdings simultaneously with the closing of this offering. Pursuant to the stock purchase agreement, KeySpan and THEC Holdings agree to relinquish for a three-month period from the date hereof their demand registration rights under a registration rights agreement with us. In addition, pursuant to a lock-up agreement, KeySpan and THEC Holdings will agree not to transfer, subject to certain exceptions, any shares of common stock for a period of 90 days after this offering without the prior consent of J.P. Morgan Securities Inc. Please see "Underwriting."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

Price range of common stock. The following table shows the high and low sales prices for our common stock for the periods shown in the table.

-----------------------------------------------------------------------------
YEAR                                                            HIGH      LOW
-----------------------------------------------------------------------------
2003
   First quarter (through February 20, 2003)................  $31.45   $27.88
2002
   Fourth quarter...........................................  $34.00   $28.21
   Third quarter............................................   31.45    23.80
   Second quarter...........................................   31.85    28.40
   First quarter............................................   33.65    27.32
2001
   Fourth quarter...........................................  $35.00   $23.10
   Third quarter............................................   34.26    22.20
   Second quarter...........................................   38.00    24.90
   First quarter............................................   39.21    27.45
-----------------------------------------------------------------------------

On February 20, 2003, the latest date available before we printed this document, our common stock closed at $28.08 per share. We encourage you to obtain current market price quotations for our common stock.

Dividend policy. We have not declared any dividends for the last five years and do not expect to declare any dividends in the foreseeable future. Further, our revolving bank credit facility significantly restricts our ability to pay dividends. Currently, we are prohibited from paying any dividends, since we may only declare and pay cash dividends equal to 50% of net income over the most recent previous four quarters, if, after giving effect to the proposed dividend:

       - no event of default under the revolving bank credit facility has occurred and is continuing or will be caused;

       - the borrowing base utilization is less than 80%; and

       - our ratio of consolidated funded debt to consolidated total capitalization is less than 55%.

Currently, our borrowing base utilization is at approximately 51% and our debt to capitalization ratio is at 30%.

                                   MANAGEMENT

EXECUTIVE OFFICERS

The names and backgrounds of each of our executive officers are set forth below.

-----------------------------------------------------------------------------------------------------
NAME                                   AGE   WITH US SINCE   OFFICE
-----------------------------------------------------------------------------------------------------
William G. Hargett...................  53        2001        President and Chief Executive
Charles W. Adcock....................  49        1996        Senior Vice President and General
                                                             Manager--Offshore Division
John H. Karnes.......................  43        2002        Senior Vice President and Chief
                                                             Financial Officer
Steven L. Mueller....................  49        2001        Senior Vice President and General
                                                             Manager--Onshore Division
Tracy Price..........................  44        2001        Senior Vice President--Land
Roger B. Rice........................  58        2002        Vice President--Human Resources and
                                                             Administration
Thomas E. Schwartz...................  46        1990        Vice President--Geophysics
James F. Westmoreland................  47        1986        Vice President, Chief Accounting Officer
                                                             and Secretary
-----------------------------------------------------------------------------------------------------

William G. Hargett has been President and Chief Executive Officer and a Director since April 2001. From May 5, 1999 until August 29, 2000, Mr. Hargett was President--North America of Santa Fe Snyder Corporation. Prior to that he was President and Chief Operating Officer and a director of Snyder Oil Corporation. Prior to joining Snyder Oil Corporation in April of 1997, Mr. Hargett served as President of Greenhill Petroleum Corporation, the U.S. oil and gas subsidiary of Australia-based Western Mining Corporation from 1994 to 1997, Amax Oil & Gas, Inc. from 1993 to 1994 and North Central Oil Corporation from 1988 to 1993. Mr. Hargett was employed in various exploration capacities by Tenneco Oil Corporation from 1974 to 1988 and Amoco Production Company from 1973 to 1974. Mr. Hargett earned a B.S. and an M.S. from the University of Alabama.

Charles W. Adcock has been Senior Vice President and General Manager--Offshore Division since October 2001. From April 2000 to October 2001, Mr. Adcock served as Senior Vice President--Operations and Engineering. Mr. Adcock held the position of Vice President--Project Development from September 1996 until April 2000. Mr. Adcock held the same position, Vice President--Project Development, with Fuel Resources, Inc., a subsidiary of Brooklyn Union that previously owned our onshore properties, from 1993 to 1996. Prior to joining Fuel Resources, Inc., Mr. Adcock worked at NERCO Oil & Gas as Reservoir Engineering Specialist. Prior to NERCO, he held various engineering positions with Apache, ANR Production and Aminoil U.S.A. Mr. Adcock is a Registered Professional Engineer in the State of Texas, and received his B.S. in Civil Engineering from Texas A&M University and an M.B.A. from the University of St. Thomas.

John H. Karnes was appointed Senior Vice President and Chief Financial Officer effective November 18, 2002. Prior to joining Houston Exploration, Mr. Karnes was Vice President and General Counsel for Encore Acquisition Company of Fort Worth, Texas since January 2002. During 2000 and 2001, Mr. Karnes was Executive Vice President and Chief Financial Officer of CyberCash, Inc., an internet payment software and services provider. Mr. Karnes also served as Chief Operating Officer of CyberCash during the break up and sale of its operating divisions through a pre-packaged Chapter 11 bankruptcy proceeding in 2001. Mr. Karnes was Vice President and General Counsel of Snyder Oil Corporation, an independent oil and gas exploration and production company, during 1998 and 1999. Prior to joining Snyder in 1998, Mr. Karnes was Divisional President/Corporate Senior Vice President at FIRSTPlus Financial Corporation, a consumer finance and mortgage company. Mr. Karnes has Juris Doctorate from Southern Methodist University School of Law and a Bachelor in Business Administration--Accounting from the University of Texas at Austin.

Steven L. Mueller has been Senior Vice President and General Manager--Onshore Division since October 2001. Prior to joining Houston Exploration, Mr. Mueller had been Senior Vice President--Exploration and Production for Belco Oil and Gas Corp. Mr. Mueller joined Belco Oil and Gas Corp. in 1996 and held various senior management positions involving oil and gas exploration. From 1992 to 1996 Mr. Mueller was Exploitation Vice President for American Exploration Company. From 1988 to 1992, Mr. Mueller was Exploration Manager--South Louisiana for Fina Oil and Chemical Company. Mr. Mueller began his career with Tenneco Oil Corporation in 1975 and held various geological and engineering positions with Tenneco from 1975 to 1988. Mr. Mueller received his B.S. in Geological Engineering from the Colorado School of Mines in 1975.

Tracy Price has been Senior Vice President--Land since July 2001. Prior to joining Houston Exploration, Mr. Price had been Manager of Land and Business Development for Newfield Exploration Company since September 1990. From 1986 to 1990, Mr. Price was Land Manager with Apache Corporation. Prior to joining Apache Corporation, Mr. Price served as Senior Landman for Challenger Minerals Inc. from 1983 to 1986 and worked as a landman for Phillips Petroleum Company from 1981 to 1983. He received his B.B.A. in Petroleum Land Management from The University of Texas.

Roger B. Rice was appointed to the newly created position of Vice President--Human Resources and Administration effective March 1, 2002. Prior thereto, Mr. Rice had worked as a paid consultant for Houston Exploration since June 2001. Prior to joining Houston Exploration, Mr. Rice was Vice President and General Manager for Santa Fe Snyder Corporation from 1999 to 2001 where he was responsible for all onshore exploration and production activities in Texas and New Mexico. Mr. Rice had been Vice President--Human Resources with Snyder Oil Corporation from 1997 until its merger with Santa Fe Resources in 1999. From 1992 to 1997, Mr. Rice was Vice President Human Resources and Administration with Apache Corporation. From 1989 to 1992, he was Managing Consultant with Barton Raben, Inc., an executive search and consulting firm specializing in the energy industry. Previously, Mr. Rice was Vice President--Administration for The Superior Oil Company and held various management positions with Shell Oil Company. He earned his B.A. and M.B.A. from Texas Technological University.

Thomas E. Schwartz has been Vice President--Geophysics since May 1998. Prior to his appointment to Vice President, Mr. Schwartz was a senior offshore geophysicist for us from 1990 to 1998. From 1984 until 1990, Mr. Schwartz held the positions of senior geologist and senior geophysicist for Sonat Exploration Company. Prior to joining Sonat Exploration Company, he was an explorationist with Eason Oil Company from 1980 to 1984. Mr. Schwartz received his B.S. in Geology from the University of New Orleans.

James F. Westmoreland has been Vice President, Chief Accounting Officer and Secretary since October 1995 and was Vice President and Comptroller from 1986 to 1995. Mr. Westmoreland was supervisor of natural gas and oil accounting at Seagull from 1983 to 1986. Mr. Westmoreland holds a B.B.A. in Accounting from the University of Houston.

BOARD OF DIRECTORS

The names and principal occupations of each of the members of our Board of Directors are set forth below.

------------------------------------------------------------------------------------------------------
NAME                                   AGE   DIRECTOR SINCE   OFFICE
------------------------------------------------------------------------------------------------------
Robert B. Catell.....................  66         1986        Chairman of the Board
Gordon F. Ahalt......................  75         1986        Director
David G. Elkins......................  61         1999        Director
Robert J. Fani.......................  49         2002        Director
William G. Hargett...................  53         2001        Director
Harold R. Logan, Jr. ................  58         2002        Director
Gerald Luterman......................  59         2000        Director
H. Neil Nichols......................  65         2000        Director
James Q. Riordan.....................  75         1996        Director
Donald C. Vaughn.....................  67         1997        Director
------------------------------------------------------------------------------------------------------

Robert B. Catell has been Chairman of the Board of Directors since 1986. Mr. Catell is the Chairman and Chief Executive Officer of KeySpan Corporation, a diversified energy provider, and has held this position since July 1998. KeySpan owns approximately 66% of the shares our common stock. Mr. Catell joined KeySpan's subsidiary, The Brooklyn Union Gas Company, in 1958 and was elected Assistant Vice President in 1974, Vice President in 1977, Senior Vice President in 1981 and Executive Vice President in 1984. Mr. Catell was elected Brooklyn Union's Chief Operating Officer in 1986 and President in 1990. Mr. Catell served as President and Chief Executive Officer of Brooklyn Union from 1991 to 1996 when he was elected Chairman and Chief Executive Officer and held these positions until the formation of KeySpan in May 1998 through the combination of Brooklyn Union's parent company, KeySpan Energy Corporation, and certain assets of Long Island Lighting Company. Mr. Catell serves on the Boards of Alberta Northeast Gas, Ltd., Boundary Gas Inc., Taylor Gas Liquids Fund, Ltd., Gas Technology Institute, Edison Electric Institute, New York State Energy Research and Development Authority, Independence Community Bank Corp., Business Council of New York State, Inc., New York City Investment Fund, New York City Partnership and the Long Island Association. Mr. Catell received both his Bachelor's and Master's Degrees in Mechanical Engineering from City College of New York. He holds a Professional Engineer's License in New York State, and attended Columbia University's Executive Development Program and Harvard Business School's Advanced Management Program.

Gordon F. Ahalt has been a Director since 1996. Mr. Ahalt has been President of G.F.A. Inc., a petroleum industry financial and management consulting firm, since 1982. Mr. Ahalt was a consultant to Brooklyn Union until May 1998. He was most recently a consultant to W.H. Reaves Co., Inc., an asset manager specializing in large cap petroleum, public utilities and telecommunication equities. Mr. Ahalt serves as a Director for the Bancroft and Ellsworth Convertible Funds, which specializes in convertible bond and debenture funds, and Cal Dive International, an offshore oil field service company that provides subsea construction, inspection, maintenance, repair and salvage services. Mr. Ahalt received a B.S. in Petroleum Engineering in 1951 from the University of Pittsburgh, attended New York University's Business

School and is a graduate of Harvard Business School's Advanced Management Program. He worked for Amoco Corporation from 1951 to 1955, Chase Manhattan Bank from 1955 to 1972, White Weld & Co., Inc. from 1972 to 1973, and Chase Manhattan Bank from 1974 through 1976, and served as President and Chief Executive Officer of International Energy Bank London from 1977 through 1979 and as Chief Financial Officer of Ashland Oil Inc. from 1980 through 1981.

David G. Elkins has been a Director since July 27, 1999. In January of 2003 Mr. Elkins retired as President and Co-Chief Executive Officer of Sterling Chemicals, Inc., a chemicals producing company. Sterling Chemicals commenced voluntary reorganization proceedings under Chapter 11 of Bankruptcy Code in July 2001 and successfully emerged in December 2002. Prior to joining Sterling Chemicals in 1998, Mr. Elkins was a senior partner in the law firm of Andrews & Kurth L.L.P. where he specialized in corporate and business law, including mergers and acquisitions, securities law matters and corporate governance matters. Mr. Elkins serves as a Director of Sterling Chemicals, Inc., Guilford Mills, Inc. and Memorial Hermann Hospital System. He received his J.D. from the Southern Methodist University.

Robert J. Fani was nominated for election to our Board of Directors on March 13, 2002. Mr. Fani was elected President, Energy Assets and Supply of KeySpan in 2003. Mr. Fani joined KeySpan's subsidiary, The Brooklyn Union Gas Company, in 1976 and has held a variety of management positions. Prior to his election as President of KeySpan, Energy Assets and Supply, he was Executive Vice President, Strategic Services. From 1996 to 2000, he was Senior Vice President, Marketing and Sales/Strategic Marketing. Currently, Mr. Fani oversees KeySpan's electric services business unit, its gas supply and energy management group, as well as its asset management and development group. Mr. Fani is a trustee with City College of New York and Neighborhood Housing Association. Mr. Fani received a B.S. in mechanical engineering from City College of New York in 1976, an M.B.A. from St. John's University in 1982 and a J.D. from New York Law School in 1986.

William G. Hargett has been President and Chief Executive Officer and a Director since April 2001. From May 5, 1999 until August 29, 2000, Mr. Hargett was President--North America of Santa Fe Snyder Corporation. Prior to that he was President and Chief Operating Officer and a director of Snyder Oil Corporation. Prior to joining Snyder Oil Corporation in April of 1997, Mr. Hargett served as President of Greenhill Petroleum Corporation, the U.S. oil and gas subsidiary of Australia-based Western Mining Corporation from 1994 to 1997, Amax Oil & Gas, Inc. from 1993 to 1994 and North Central Oil Corporation from 1988 to 1993. Mr. Hargett was employed in various exploration capacities by Tenneco Oil Corporation from 1974 to 1988 and Amoco Production Company from 1973 to 1974. Mr. Hargett earned a B.S. and an M.S. from the University of Alabama.

Harold R. Logan, Jr., was appointed to our Board of Directors on December 20, 2002. Mr. Logan is presently Director and Chairman of the Finance Committee of the Board of Directors of TransMontaigne and from 1995 through 2002 he was the Chief Financial Officer, Executive Vice President and Treasurer and a Director of TransMontaigne. From 1985 to 1994, Mr. Logan was Senior Vice President/Finance and a Director of Associated Natural Gas Corporation. Prior to joining Associated Natural Gas Corporation, Mr. Logan was with Dillon, Read & Co. Inc. and Rothschild, Inc. In addition, Mr. Logan is a Director of Suburban Propane Partners, L.P., Graphic Packaging Corporation, and Rivington Capital Advisors LLC. Mr. Logan received a B.S. in Economics from Oklahoma State University and an M.B.A. -- Finance from Columbia University Graduate School of Business.

Gerald Luterman has been a Director since May 2000. Mr. Luterman is Executive Vice President and Chief Financial Officer of KeySpan. He joined KeySpan in August 1999 as Senior Vice President and Chief Financial Officer. Prior to being appointed to his position at KeySpan, Mr. Luterman was the Chief Financial Officer of barnesandnoble.com, an internet bookstore, from February 1999 to August 1999 and the Senior Vice President and Chief Financial Officer of Arrow Electronics, Inc., a distributor of electronic components and computer products, from April 1996 to February 1999. Prior to that, from 1985 to 1996, Mr. Luterman held executive positions with American Express, including Executive Vice President and Chief Financial Officer of the Consumer Card Division from 1991 to 1996. Mr. Luterman is a Canadian Chartered Accountant and received an MBA from Harvard Business School.

H. Neil Nichols has been a Director since May 2000. Mr. Nichols is Senior Vice President of Corporate Development and Asset Management for KeySpan and has held this position since March 1999. Mr. Nichols also serves as President of KeySpan Energy Development Corporation, a subsidiary of KeySpan, a position to which he was elected in March 1998. Prior to joining KeySpan in 1997, Mr. Nichols was an owner and President of Corrosion Interventions Ltd., a company based in Toronto, Canada, from 1996 to 1997 and Chairman, President, and Chief Executive Officer of Battery Technologies, Inc., from 1993 to 1995. Mr. Nichols began his career in the natural gas industry with TransCanada PipeLines Limited in 1956 and held various development positions until 1973 at which time he became Treasurer of TransCanada, serving as Treasurer until 1977. From 1977 to 1981, Mr. Nichols was Vice President of Finance and Treasurer of TransCanada, Senior Vice President of Finance from 1981 to 1983, Senior Vice President of Finance and Chief Financial Officer from 1983 to 1988 and Executive Vice President from 1988 to 1989. Mr. Nichols currently is a director of various KeySpan subsidiaries and is a member of the Board of Directors of Taylor Gas Liquids and KeySpan Energy Canada. Mr. Nichols is a Certified Management Accountant and a member of the Financial Executives Institute.

James Q. Riordan has been a Director since 1996. Mr. Riordan retired from KeySpan's Board effective May 9, 2002. He was a Director of Brooklyn Union from 1991 to May 1998. Mr. Riordan is the retired Vice Chairman and Chief Financial Officer of Mobil Corp. He joined Mobil Corp. in 1957 as Tax Counsel and was named Director and Chief Financial Officer in 1969. Mr. Riordan served as Vice Chairman of Mobil Corp. from 1986 until his retirement in 1989. He joined Bekaert Corporation in 1989 and was elected its President, and served as President until his retirement in 1992. Mr. Riordan is a Director of Tri-Continental Corporation; Director/Trustee of the mutual funds in the Seligman Group of investment companies; Trustee for the Committee for Economic Development and The Brooklyn Museum; and Member of the Policy Council of the Tax Foundation.

Donald C. Vaughn has been a Director since 1997 and is retired Vice Chairman of Halliburton Company, an oilfield services company, where he served in that capacity from the time Dresser Industries, Inc. merged with Halliburton in 1998 until his retirement on March 31, 2001. Prior to the merger, Mr. Vaughn was President, Chief Operating Officer and member of the board of directors of Dresser starting in 1996. Prior to his appointment as President and Chief Operating Officer of Dresser, Mr. Vaughn served as Executive Vice President of Dresser, responsible for Dresser's Petroleum Products and Services and Engineering Services Segment, from November 1995 to December 1996; Senior Vice President of Operations of Dresser from January 1992 to November 1995; and Chairman, President and Chief Executive Officer of The M.W. Kellogg Company, an international engineering and construction company, from November 1983 to June 1996. Mr. Vaughn joined M.W. Kellogg in 1958 and is a registered professional engineer in the State of Texas. He has been recognized as a distinguished engineering alumnus of Virginia Polytechnic Institute, from which he holds a B.S. in civil engineering. Mr. Vaughn serves as a director of SHAWCOR Ltd., a publicly traded Canadian oil service company.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

We are an independent natural gas and oil company engaged in the exploration, development, exploitation and acquisition of domestic natural gas and oil properties. Our operations are primarily focused in South Texas, offshore in the Gulf of Mexico and in the Arkoma Basin of Oklahoma and Arkansas.

At December 31, 2002, our net proved reserves were 650 billion cubic feet equivalent or Bcfe, with a present value, discounted at 10% per annum, of cash flows before income taxes of $1.3 billion. Our reserves are fully engineered on an annual basis by independent petroleum engineers. Our focus is natural gas. Approximately 94% of our net proved reserves at December 31, 2002 were natural gas, approximately 69% of which were classified as proved developed. We operate approximately 85% of our properties.

During the year ended December 31, 2002 we drilled a total of 97 wells of which 84 were successful reflecting a success rate of 86%. We produced a total of 103 billion cubic feet equivalent, or Bcfe, and increased our average daily production during the year by 14% to 281 million cubic feet equivalent, or MMcfe, per day. We replaced 141% of our production by adding 145 Bcfe in net proved reserves. We generated $282 million in cash flows from operations before adjustments for changes in current assets and liabilities and invested a net $253 million in natural gas and oil properties, including $65 million for producing properties acquired in South Texas and the Gulf of Mexico.

We began exploring for natural gas and oil in December 1985 on behalf of The Brooklyn Union Gas Company. Brooklyn Union is an indirect wholly owned subsidiary of KeySpan Corporation. KeySpan, a member of the Standard & Poor's 500 Index, is a diversified energy provider whose principal natural gas distribution and electric generation operations are located in the Northeastern United States. In September 1996 we completed our initial public offering and sold approximately 34% of our shares to the public with KeySpan retaining the balance. As of December 31, 2002, THEC Holdings Corp., an indirect wholly owned subsidiary of KeySpan, owned approximately 66% of the outstanding shares of our common stock.

As an independent oil and gas producer, our revenue, profitability and future rate of growth are substantially dependent upon prevailing prices for natural gas and oil, our ability to find and produce natural gas and oil and our ability to control and reduce costs, all of which are dependent upon numerous factors beyond our control, such as economic, political and regulatory developments and competition from other sources of energy. The energy markets have historically been very volatile and commodity prices may fluctuate widely in the future. A substantial or extended decline in natural gas and oil prices or poor drilling results could have a material adverse effect on our financial position, results of operations, cash flows, quantities of natural gas and oil reserves that may be economically produced and access to capital.

CRITICAL ACCOUNTING POLICIES AND USE OF ESTIMATES

Revenue Recognition and Gas Imbalances. We use the entitlements method of accounting for the recognition of natural gas and oil revenues. Under this method of accounting, income is recorded based on our net revenue interest in production or nominated deliveries. We incur production gas volume imbalances in the ordinary course of business. Net deliveries in excess of entitled amounts are recorded as liabilities, while net under deliveries are reflected as assets. Imbalances are reduced either by subsequent recoupment of over-and under deliveries or by cash settlement, as required by applicable contracts.

Hedging Activities. On January 1, 2001, we adopted Statements of Financial Accounting Standards No. 133, as amended, "Accounting for Derivative Instruments and Hedging Activities." Our hedges are cash flow hedges and qualify for hedge accounting under SFAS No. 133 and, accordingly, we carry the fair market value of our derivative instruments on the balance sheet as either an asset or liability and defer unrealized gains or losses in accumulated other comprehensive income. Gains and losses are reclassified from accumulated other comprehensive income to the income statement as a component of natural gas and oil revenues in the period the hedged production occurs. If any ineffectiveness occurs, amounts are recorded directly to other income or expense.

Full Cost Accounting. We use the full cost method to account for our natural gas and oil properties. Under full cost accounting, all costs incurred in the acquisition, exploration and development of natural gas and oil reserves are capitalized into a "full cost pool." Capitalized costs include costs of all unproved properties, internal costs directly related to our natural gas and oil activities and capitalized interest. We amortize these costs using a unit-of-production method. We compute the provision for depreciation, depletion and amortization quarterly by multiplying production for the quarter by a depletion rate. The depletion rate is determined by dividing our total unamortized cost base by net equivalent proved reserves at the beginning of the quarter. Our total unamortized cost base is the sum of (i) our full cost pool; less (ii) our unevaluated properties and their related costs which are excluded from the amortization base until we have made a determination as to the existence of proved reserves; plus (iii) estimates for future development costs as well as future abandonment and dismantlement costs. We review our unevaluated properties at the end of each quarter to determine if the costs incurred should be reclassified to the full cost pool and thereby subject to amortization. Sales of natural gas and oil properties are accounted for as adjustments to the full cost pool, with no gain or loss recognized, unless the adjustment would significantly alter the relationship between capitalized costs and proved reserves.

Under full cost accounting rules, total capitalized costs are limited to a ceiling equal to the present value of future net revenues, discounted at 10% per annum, plus the lower of cost or fair value of unproved properties less income tax effects (the "ceiling limitation"). We perform a quarterly ceiling test to evaluate whether the net book value of our full cost pool exceeds the ceiling limitation. If capitalized costs (net of accumulated depreciation, depletion and amortization) less deferred taxes are greater than the discounted future net revenues or ceiling limitation, a writedown or impairment of the full cost pool is required. A writedown of the carrying value of the full cost pool is a non-cash charge that reduces earnings and impacts stockholders' equity in the period of occurrence and typically results in lower depreciation, depletion and amortization expense in future periods. Once incurred, a writedown is not reversible at a later date.

The ceiling test is calculated using natural gas and oil prices in effect as of the balance sheet date, held constant over the life of the reserves. We use derivative financial instruments that qualify for hedge accounting under SFAS No. 133 to hedge against the volatility of natural gas prices, and in accordance with current Securities and Exchange Commission guidelines, we include estimated future cash flows from our hedging program in our ceiling test calculation. In calculating our ceiling test at December 31, 2002, we estimated that we had a full cost ceiling "cushion", whereby the carrying value of our full cost pool was less than the ceiling limitation. No writedown is required when a cushion exists. Natural gas prices continue to be volatile and the risk that we will be required to write down our full cost pool increases when natural gas prices are depressed or if we have significant downward revisions in our estimated proved reserves.

Use of Estimates. The preparation of the consolidated financial statements in conformity with accounting principals generally accepted in the United States of America requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Our most significant financial estimates are based on remaining proved natural gas and oil reserves. Estimates of proved reserves are key components of our depletion rate for natural gas and oil properties and our full cost ceiling limitation.

Natural gas and oil reserve quantities represent estimates only. Under full cost accounting, we use reserve estimates to determine our full cost ceiling limitation as well as our depletion rate. We estimate our proved reserves and future net revenues using sales prices estimated to be in effect as of the date we make the reserve estimates. We hold the estimates constant throughout the life of the properties, except to the extent a contract specifically provides for escalation. Natural gas prices, which have fluctuated widely in recent years, affect estimated quantities of proved reserves and future net revenues. Further, any estimates of natural gas and oil reserves and their values are inherently uncertain for numerous reasons, including many factors beyond our control. Reservoir engineering is a subjective process of estimating underground accumulations of natural gas and oil that cannot be measured in an exact manner. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. In addition, estimates of reserves may be revised based upon actual production, results of future development and exploration activities, prevailing natural gas and oil prices, operating costs and other factors, and these revisions may be material. Reserve estimates are highly dependent upon the accuracy of the underlying assumptions. Actual future production may be materially different from estimated reserve quantities and the differences could materially affect future amortization of natural gas and oil properties.

Accounting for Stock Option Expense. For the years ended December 31, 2002, 2001 and 2000, we accounted for stock options using the intrinsic value method prescribed under Accounting Principles Board Opinion 25 and accordingly, we did not recognize compensation expense for stock options. On January 1, 2003, we adopted the fair value expense recognition provisions of SFAS No. 123 "Accounting for Stock--Based Compensation" and as amended by SFAS No. 148, "Accounting for Stock--Based Compensation--Transition and Disclosure." SFAS No. 148 proposes three alternatives transition methods for adopting the fair value method under SFAS No. 123:

       - Prospective Method--recognize fair value expense for all awards granted in the year of adoption but not previous awards;

       - Modified Prospective Method--recognize fair value expense for the unvested portion of all stock options granted, modified, or settled since 1994 (i.e., the unvested portion of the prior awards or those granted in the year of adoption must be recorded using the fair value method); and

       - Retroactive Restatement Method--similar to the Modified Prospective Method except that all prior periods are restated.

We adopted SFAS No. 123 using the Prospective Method and as a result will record as compensation expense the fair value of all stock options issued subsequent to January 1, 2003. We do not expect the adoption of the provisions of SFAS No. 123 to have a material impact on our financial position, results of operations or cash flows.

NEW ACCOUNTING PRONOUNCEMENTS

SFAS No. 143, "Accounting for Asset Retirement Obligations," addresses accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 takes effect January 1, 2003. SFAS No. 143 requires that the fair value of a liability for an asset's retirement obligation be recorded in the period in which it is incurred and the corresponding cost capitalized by increasing the carrying amount of the related long-lived asset. The liability is accreted to its then present value each period, and the capitalized cost is depreciated over the useful life of the related asset. If the liability is settled for an amount other than the recorded amount, a gain or loss is recognized. For all periods presented, we have included estimated future costs of abandonment and dismantlement in our full cost amortization base and amortize these costs as a component of our depletion expense.

We have completed our assessment of SFAS No. 143. At December 31, 2002, we estimate that the present value of our future Asset Retirement Obligation ("ARO") for natural gas and oil property and related equipment is approximately $57 million. We estimate that the cumulative effect of our adoption of SFAS No. 143 and the change in the accounting principle will be a charge to net income during the first quarter of 2003 of $4.3 million, $2.8 million net of taxes.

In April 2002 the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, No. 44, and No. 64, Amendment to FASB Statement No. 13 and Technical Corrections." SFAS No. 145 streamlines the reporting of debt extinguishments and requires that only gains and losses from extinguishments meeting the criteria in Accounting Policies Board Opinion 30 would be classified as extraordinary. Thus, gains or losses arising from extinguishments that are part of a company's recurring operations would not be reported as an extraordinary item. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002. At this time, we do not expect the adoption of SFAS No. 145 to have a material impact on our financial position, results of operations or cash flows.

SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" was issued in September 2002 and addresses accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under Issue 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. Under SFAS No 146, fair value is the objective for initial measurement of the liability. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. At this time, we do not expect the adoption of SFAS No. 146 to have a material impact on our financial position, results of operations or cash flows.

SFAS No. 148, "Accounting for Stock-Based Compensation--Transition and Disclosure" was issued in December 2002 and the transition guidance and annual disclosure provisions are effective for us for the year ended December 31, 2002. SFAS No. 148 amends SFAS Statement No. 123, "Accounting for Stock Based Compensation" and provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, the statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used. We adopted SFAS No. 148 for 2002 and on January 1, 2003, we adopted the fair value expense recognition provisions of SFAS No. 123 on a prospective basis and as a result, we will record as compensation expense the fair value of all stock options issued subsequent to January 1, 2003.

ACQUISITIONS

KeySpan Joint Venture Assets. On October 11, 2002, we purchased from KeySpan a portion of the assets developed under the joint exploration agreement with KeySpan Exploration & Production, LLC, a subsidiary of KeySpan. The acquisition consisted of interests averaging between 11.25% and 45% in 17 wells covering eight of the twelve blocks that were developed under the joint exploration agreement from 1999 through 2002. The interests purchased were in the following blocks: Vermilion 408, East Cameron 81 and 84, High Island 115, Galveston Island 190 and 389, Matagorda Island 704 and North Padre Island 883. KeySpan has retained its 45% interest in four blocks: South Timbalier 314 and 317 and Mustang Island 725 and 726, as these blocks are in various stages of development. KeySpan has committed to continued participation in the ongoing development of these blocks including the completion of the platform and production facilities at South Timbalier 314/317 together with possible further developmental drilling at both South Timbalier 314/317 and Mustang Island 725/726. As of September 1, 2002, the effective date of the purchase, the estimated proved reserves associated with the interests acquired were 13.5 Bcfe. The $26.5 million purchase price was paid in cash and financed with borrowings under our revolving credit facility. Subsequent purchase price adjustments totaled $1.2 million. Our acquisition of the properties was accounted for as a transaction between entities under common control. As a result, the excess fair value of the properties acquired of $3.1 million ($2.0 million net of tax) was treated as a capital contribution from KeySpan and recorded as an increase to additional paid-in capital during the fourth quarter of 2002.

Our Board of Directors appointed a special committee, comprised entirely of independent directors to review the proposed transaction with KeySpan. For assistance, the special committee retained special outside legal counsel as well as the financial advisory firm of Petrie Parkman & Co. In addition, the special committee discussed the history and terms of the transaction with our senior management. After completing its review, the special committee unanimously concluded that the transaction was advisable and in our best interests and that the terms of the transaction were at least as favorable to us as terms that would have been obtainable at the time in a comparable transaction with an unaffiliated party. In reaching its decision, the special committee considered numerous factors in consultation with its financial and legal advisors. The special committee also took into account the opinion delivered to it by Petrie Parkman & Co. to the effect that the consideration to be paid by us in the transaction was fair to us from a financial point of view.

Burlington Acquisition. On May 30, 2002, we completed the purchase of natural gas and oil producing properties, together with undeveloped acreage, from Burlington Resources Inc. located in the Webb and Jim Hogg Counties of South Texas. The properties purchased cover approximately 24,800 gross (10,800 net) acres located in the North East Thompsonville and South Laredo Fields. The properties purchased represent interests in approximately 123 producing wells and total proved reserves of 37 Bcfe as of January 1, 2002, the effective date of the transaction. The North East Thompsonville Field has 10 wells producing from the Wilcox formation, all of which we operate. This field represents approximately 70% of the proved reserves and 75% of the current production associated with the acquisition. The South Laredo Field, located in Webb County and in the Lobo Trend, contains 113 wells, all operated by a third party. The $39.5 million purchase price, which is net of a purchase price adjustment of $3.9 million and proceeds of $5.0 million from the subsequent sale of a portion of the assets acquired, was financed by borrowings under our revolving bank credit facility.

Conoco Acquisition. On December 31, 2001, we completed the purchase from Conoco Inc. of natural gas and oil properties and associated gathering pipelines and equipment, together with developed and undeveloped acreage, located in the Webb and Zapata Counties of South Texas. The $69 million cash purchase price was financed by borrowings under our revolving bank credit facility. The properties purchased cover approximately 25,274 gross (16,885 net) acres located in the Alexander, Haynes, Hubbard and South Trevino Fields, which are in close proximity to our existing operations in the Charco Field, and represent interests in approximately 159 producing wells. We operate approximately 95% of the producing wells we acquired. Our average working interest is 87%. Total proved reserves associated with the interests acquired were 85 Bcfe, as of the October 1, 2001, the effective date of the transaction.

OTHER RECENT DEVELOPMENTS

Joint Offshore Exploration Program. Effective September 1, 2002, we entered into a joint offshore exploration agreement with El Paso Production Oil & Gas USA, L.P., a subsidiary of El Paso Corporation. Under the terms of the agreement, El Paso contributed approximately $50 million for land, seismic and drilling costs in exchange for 50% of our working interest in six specified prospects that we developed. El Paso pays 100% of the drilling costs to casing point or 100% of the "dry hole costs", except for the High Island 115 prospect for which we have an obligation of $5 million for dry hole costs. El Paso is the operator of four of the wells and we are operator of the remaining two. Under the terms of the agreement, El Paso has the option to extend the exploration agreement beyond the initial six well program. The option expires in August 2003. As of the date of this report, four wells in the program have been drilled. Two resulted in discoveries and have been successfully completed and placed on-line. One well has been completed and is currently testing and the fourth well has been temporarily abandoned and is being evaluated for further completion. The fifth well in the program, High Island 115, currently drilling to a target depth of 21,000 feet. The sixth well in the program is currently planned for the second quarter of 2003. El Paso will operate this well and if they elect not to drill the final well, all interests in the prospect will revert back to us.

Severance Tax Refund. During July 2002, we applied for and received from the Railroad Commission of Texas a "high-cost/tight-gas formation" designation for a portion of our South Texas production. The "high-cost/tight-gas formation" designation will allow us to receive an abatement of severance taxes for qualifying wells in various fields. For qualifying wells, production will be either exempt from tax or taxed at a reduced rate until certain capital costs are recovered. For qualifying wells, we will also be entitled to a refund of severance taxes paid during a designated prior 48-month period. Applications for refund are submitted on a well-by-well basis to the State Comptroller's Office and due to timing of the acceptance of applications, we are unable to project the 48-month look-back period for qualifying refunds. We currently estimate that the total refund, for 2002 and prior periods, will be between $18 million to $23 million ($12 million to $15 million, net of tax), although we can provide no assurances that the actual total refund amount will fall within our current estimate. During the fourth quarter of 2002, we recorded refunds totaling $10.4 million ($6.8 million net of tax) of which $1.3 million relates to refund of 2002 severance tax expense and $9.1 related to refunds of prior period expense.

RESULTS OF OPERATIONS

The following table sets forth our historical natural gas and oil production data during the periods indicated:

------------------------------------------------------------------------------------------
                                                                YEARS ENDED DECEMBER 31,
                                                              ----------------------------
                                                                  2002      2001      2000
------------------------------------------------------------------------------------------
PRODUCTION:
Natural gas (MMcf)..........................................    97,368    87,095    77,861
Oil (MBbls).................................................       859       459       311
Total (MMcfe)...............................................   102,522    89,849    79,727
Average daily production (MMcfe/day)........................       281       246       218
AVERAGE SALES PRICES:
Natural gas (per Mcf) realized(1)...........................  $   3.32   $  4.32   $  3.46
Natural Gas (per Mcf) unhedged..............................      3.16      4.18      4.05
Oil (per Bbl)...............................................     23.99     22.83     27.22
OPERATING EXPENSES (PER MCFE):
Lease operating expense.....................................  $   0.33   $  0.28   $  0.30
Severance tax...............................................      0.09      0.12      0.12
Transportation expense......................................      0.09      0.09      0.09
Depreciation, depletion and amortization....................      1.67      1.43      1.12
Writedown in carrying value of natural gas and oil
   properties...............................................        --      0.07        --
General and administrative, net.............................      0.13      0.19      0.11
------------------------------------------------------------------------------------------

(1) Average realized prices include the effect of hedges.

RECENT FINANCIAL AND OPERATING RESULTS

COMPARISON OF YEARS ENDED DECEMBER 31, 2002 AND 2001

Production. Our production increased 14% from 89,849 million cubic feet equivalent, or MMcfe, for the year ended December 31, 2001 to 102,522 MMcfe for the year ended December 31, 2002. The increase in production was primarily attributable to production added from properties acquired in South Texas since December 31, 2001 together with newly developed production generated from our subsequent development and workover programs initiated on these acquired properties during 2002. During 2002, we successfully drilled and completed a total of 84 new wells, consisting of 75 onshore wells and 9 offshore wells. Of the 75 wells drilled onshore, 54 were drilled in South Texas, of which 27 were drilled on our newly acquired acreage with the balance being drilled in our Charco Field.

Onshore, our daily production rates increased 32% from an average of 117 MMcfe/day during 2001 to an average of 155 MMcfe/day during 2002. Properties acquired from Conoco Inc. on December 31, 2001 accounted for 33 MMcfe/day of the increase for 2002 and properties acquired from Burlington Resources on May 30, 2002 accounted for 7 MMcfe/day of the increase for 2002. Production from our Charco Field in South Texas averaged 83 MMcfe/day during the current year and remained unchanged from 2001 rates. Production from all other onshore areas (Arkoma, East Texas, West Virginia and South Louisiana) decreased 2 MMcfe/day or approximately 6% from an average of 34 MMcfe/day during 2001 to 32 MMcfe/day during 2002 primarily a result of a decrease in production in South Louisiana due principally to natural reservoir decline.

Offshore, our production decreased 2% from an average of 129 MMcfe/day during 2001 to an average of 126 MMcfe/day during 2002. During January 2002, we initiated production from our newly completed facilities at Vermilion 408. We added new facilities and a series of new wells throughout 2002 at East Cameron 81, 82 and 83. During September and October 2002 we evacuated and shut-in offshore platforms and facilities due to Tropical Storms Faye and Isidore and Hurricane Lili. We estimate that we shut-in approximately 750 MMcfe or 2 MMcfe/day on an annualized basis. In October 2002, we acquired from KeySpan incremental working interests in 17 offshore wells that were initially developed under a joint exploration agreement with KeySpan (see Note 6--Related Party Transactions--KeySpan Joint Venture of our Annual Report on Form 10-K incorporated by reference herein) from 1999 through 2002. Overall, for the year 2002, increments in production growth resulting from our acquisition and our new exploration and development projects was offset by natural production declines in existing properties.

Natural Gas and Oil Revenues. Natural gas and oil revenues decreased 11% from $387.2 million for year ended December 31, 2001 to $344.3 million for the year ended 2002 as a result of a 24% decrease in average realized natural gas prices, from $4.32 per Mcf during 2001 to $3.32 per Mcf in 2002, offset in part by a 14% increase in production for the same period.

Natural Gas Prices. As a result of hedging activities, we realized an average gas price of $3.32 per Mcf for the year ended 2002, which was 105% of the average unhedged natural gas price of $3.16 that we otherwise would have received, resulting in natural gas and oil revenues for 2002 that were $16.4 million higher than the revenues we would have achieved if hedges had not been in place during the year. For the corresponding period during 2001, we realized an average gas price of $4.32 per Mcf, which was 103% of the average unhedged natural gas price of $4.18 that otherwise would have been received, resulting in natural gas and oil revenues that were $12.9 million higher than the revenues we would have achieved if hedges had not been in place during the period.

Lease Operating Expense. Lease operating expenses increased 34% from $25.3 million in 2001 to $34.0 million in 2002. On an Mcfe basis, lease operating expenses increased 18% from $0.28 per Mcfe during 2001 to $0.33 per Mcfe during 2002. The increase in both lease operating expenses and lease operating expenses per unit is attributable to the continued expansion of our operations onshore and offshore combined with an increase in expenses during 2002. Onshore operations expanded with the acquisition of approximately 304 new producing wells in South Texas from the December 31, 2001 acquisition from Conoco Inc. and the May 30, 2002 acquisition from Burlington Resources. Excluding the incremental expenses relating to newly acquired properties, the increase in our onshore lease operating expenses is due primarily to increased ad valorem taxes and increased compression expenses. Ad valorem taxes increased as a result of the high natural gas prices experienced in 2001. Compression expenses increased during the second half of 2002 as we implemented a project in the Charco Field to boost production by adding compressors to streamline and lower gathering system pressure. Offshore, our lease operating expenses increased due to the addition of production facilities at Vermilion 408 and East Cameron 81, new processing fees attributable to oil production at Vermilion 408 where we have chosen to have a third party process our oil rather than constructing our own oil facilities, the implementation of compression projects to enhance production capabilities at several of our existing facilities and finally, an increase in well control insurance premiums during the current year.

Severance Tax. Severance tax, which is a function of volume and revenues generated from onshore production, decreased 14% from $11.0 million during 2001 to $9.5 million during 2002. On an Mcfe basis, severance tax decreased from $0.12 per Mcfe during 2001 to $0.09 per Mcfe during 2002. The decrease in severance tax expense is primarily due to $1.3 million recorded during the fourth quarter of 2002 related to refunds of expense incurred during the current year. In July 2002, we applied for and received from the Railroad Commission of Texas a "high-cost/tight-gas formation" designation for a portion of our South Texas production (see Note 9--Commitments and Contingencies--Severance Tax Refund of our Annual Report on Form 10-K incorporated by reference herein). In addition to the $1.3 million recorded as a reduction to current year severance tax expense, we recorded as "other non-operating income" $9.1 million for refunds relating to prior periods. Excluding the effect for the $1.3 million, severance tax would have been $10.8 million and $0.11 per Mcfe during 2002 compared to $11.0 million and $0.12 per Mcfe for 2001. Expense is comparable because wellhead prices were 25% lower during 2002 as compared to wellhead prices received during 2001; however, our onshore production increased by 32% during 2002 which accounts for the decrease in the adjusted severance tax on a per unit basis.

Transportation Expense. We applied Emerging Issues Task Force ("EITF") No. 00-10 "Accounting for Shipping and Handling Fees and Costs" for all periods presented. Pursuant to our application of EITF No. 00-10, transportation expenses previously reflected as a reduction of natural gas and oil revenues were added back to the related revenues and reclassified as a separate component of operating expense. For the year ended December 31, 2001, natural gas and oil revenues, total revenues, transportation expense and total operating expenses were restated. The application of EITF No. 00-10 had no effect on operating income or net income. See Note 11--Restatement and Reclassification Made to Consolidated Statements of Operations for Transportation Expense.

Transportation expense for 2002 increased 21% from $7.7 million and $0.09 per Mcfe during 2001 to $9.3 million and $0.09 per Mcfe during 2002. The increase in expense is due primarily to the 32% increase in our onshore production volume during 2002 as compared to 2001.

Depreciation, Depletion and Amortization. Depreciation, depletion and amortization expense increased 33% from $128.7 million during 2001 to $171.6 million for the year of 2002. Depreciation, depletion and amortization expense per Mcfe increased 17% from $1.43 during 2001 to $1.67 during 2002. The increase in depreciation, depletion and amortization expense was a result of higher production volumes combined with a higher depletion rate. Our depletion rate has increased during 2002 as we completed the evaluation of several properties that were classified as unproved at December 31, 2001. As evaluation is completed, the costs associated with these properties were reclassified into our amortization base. The higher depletion rate is a result of a combination of adding costs to the full cost pool with fewer new reserves being added from exploration and developmental drilling together with an overall increase in our finding and development costs. We believe that higher finding costs are being experienced across the industry, particularly for companies our size whose primary area of exploration is the Outer Continental Shelf or the shallow waters of the Gulf of Mexico. Because the Outer Continental Shelf is a mature producing area, it is becoming increasingly more difficult to find and develop new reserves at historical costs.

General and Administrative Expenses, Net of Capitalized General and Administrative Expenses and Overhead Reimbursements. General and administrative expenses, net of overhead reimbursements received from other working interest owners of $1.2 million and $1.8 million during 2001 and 2002, respectively, and capitalized general and administrative expenses directly related to oil and gas exploration and development activities of $12.8 million and $13.2 million, respectively, for 2001 and 2002, decreased 23% from $17.1 million during 2001 to $13.1 million during 2002. Aggregate general and administrative expenses decreased 10% from $31.2 million during 2001 to $28.1 million during 2002. Included in aggregate and net administrative expenses during 2001 were payments totaling $5.2 million made in connection with the termination of former executive officers' employment contracts.

Excluding the one-time charges during 2001 for the termination of employment contracts, aggregate general and administrative expenses would have been $26.0 million in 2001 compared to $28.1 million for 2002, an 8% increase for the current year. The increase in expenses for 2002 is due to the overall expansion of our business, our workforce and our office space. Payroll and employee benefits, rent and utilities and legal, accounting and consulting expenses have all increased during 2002. Excluding the effect of the one-time charges during 2001, net general and administrative expenses reflects a corresponding increase of 10% from $11.9 million during 2001 to $13.1 million during 2002. The increase in overhead reimbursements during 2002 is due to an increase in the number of producing properties that we operate that have third party working interests. Capitalized general and administrative expenses increased slightly by 3% during 2002 as compared to 2001 as we capitalized approximately the same percentage of general and administrative expenses during both 2001 and 2002.

On an Mcfe basis, net general and administrative expenses decreased 32% from $0.19 per Mcfe during 2001 to $0.13 per Mcfe during 2002. Excluding the effect of the one-time charges taken in year of 2001 for the termination of employment contracts totaling $5.2 million, net general and administrative expenses on a per Mcfe basis would have remained unchanged at approximately $0.13 per Mcfe for both 2001 and 2002 with an increase in expense offset by an increase in production.

Other Income and Expense. For the year ended 2002, we recorded other income of $9.1 million relating to refund of severance tax paid in prior periods and recorded pursuant to our receipt of a "high-cost/tight sand" designation for a portion of our South Texas production (see Note 9--Commitments and Contingencies--Severance Tax Refund of our Annual Report on Form 10-K incorporated by reference herein). During the year of 2001, we incurred an additional $0.1 million in expenses relating to a strategic review initiated in the fourth quarter of 1999 and completed in the first quarter of 2000. In September 1999, together with KeySpan, our majority stockholder, we had announced our intention to review strategic alternatives for our company and KeySpan's investment in our company. Consideration was given to a full range of strategic transactions including the possible sale of all or a portion of our assets. On February 25, 2000, we announced, together with KeySpan, that the review of strategic alternatives for Houston Exploration had been completed.

Interest Expense, Net of Capitalized Interest. Interest expense, net of capitalized interest, increased 147% from $3.0 million during 2001 to $7.4 million for 2002. Aggregate interest expense increased by 3% from $15.0 million during 2001 to $15.4 million during 2002. The increase in aggregate interest is due to a decrease in interest rates from an average borrowing rate of 7.43% during 2001 to an average borrowing rate of 5.38% during 2002 offset by an increase in our average borrowings from $190.9 million during 2001 to an average of $263.6 million for 2002. Capitalized interest decreased 33% from $12.0 million for 2001 to $8.0 million for 2002 and corresponds to the decrease in aggregate interest expense combined with a decrease in exploratory drilling during 2002. Our capitalized interest is a function of exploratory drilling and unevaluated properties, both of which were at lower levels during 2002.

Income Tax Provision. The provision for income taxes decreased 41% from $66.8 million for 2001 to $39.1 million for 2002 due to the 42% decrease in pre-tax income during 2002 from $189.4 million during 2001 to $109.6 million during 2002 as a result of the combination of a decrease in natural gas revenues and increases in both operating expenses and net interest expense.

Operating Income and Net Income. Operating income decreased 44% from $192.5 million during 2001 to $107.9 million during 2002 as a result of a decrease in revenues caused by a 23% decrease in realized natural gas prices offset only in part by the 14% increase in production combined with a 21% increase in operating expenses. Corresponding to the decrease in operating income, net income decreased 42% from $122.6 million during 2001 to $70.5 million during 2002 and includes the effects of higher interest expense and lower taxes.

COMPARISON OF THE YEARS ENDED DECEMBER 31, 2001 AND 2000

Production. Our production increased 13% from 79,727 MMcfe for the year ended December 31, 2000 to 89,849 MMcfe for the year ended December 31, 2001. The increase in production was primarily attributable to newly developed offshore production brought on-line since the end of the second quarter of 2000.

Offshore, our production increased 30% from an average of 99 MMcfe/day during 2000 to an average of 129 MMcfe/day during 2001. This increase is primarily attributable to a full year of production at West Cameron 587, North Padre Island 883, Matagorda 704 and High Island 133/115 combined with newly developed production at Galveston Island 144, 190, 241 and 389, High Island 39 and East Cameron 83.

Onshore, our daily production rates decreased slightly by 2% from an average of 119 MMcfe/day during 2000 to an average of 117 MMcfe/day during 2001. The onshore production decrease is primarily attributable to a decline in production from our South Louisiana properties from an average of 11 MMcfe/day during 2000 to an average of 8 MMcfe/day during 2001 due primarily to natural reservoir decline. Average daily production from our Charco Field together with production from our Arkoma, East Texas and West Virginia properties remained unchanged at an average of 83 MMcfe/day and 26 MMcfe/day, respectively.

Natural Gas and Oil Revenues. Natural gas and oil revenues increased 40% from $277.5 million for the year ended December 31, 2000 to $387.2 million for the year ended December 31, 2001 as a result of a 26% increase in average realized natural gas prices, from $3.46 per Mcf in 2000 to $4.32 per Mcf in 2001, combined with a 13% increase in production for the same period.

Natural Gas Prices. As a result of hedging activities, we realized an average gas price of $4.32 per Mcf for the year ended December 31, 2001, which was 103% of the average unhedged natural gas price of $4.18 per Mcf that we otherwise would have been received, resulting in natural gas and oil revenues for the year ended December 31, 2001 that were $12.9 million higher than the revenues we would have achieved if hedges had not been in place during the period. For the corresponding period during 2000, we realized an average gas price of $3.46 per Mcf, which was 85% of the average unhedged natural gas price of $4.05 per Mcf that otherwise would have been received, resulting in natural gas and oil revenues that were $46.3 million lower than the revenues we would have achieved if hedges had not been in place during the period.

Lease Operating Expenses and Severance Tax. Lease operating expenses increased 7% from $23.6 million for the year ended December 31, 2000 to $25.3 million for the year ended December 31, 2001. On an Mcfe basis, lease operating expenses decreased from $0.30 per Mcfe during 2000 to $0.28 per Mcfe during 2001. The increase in lease operating expenses for 2001 is attributable to the continued expansion of our operations, primarily from the addition of four new offshore producing blocks during 2001 combined with a full year of operations from another four blocks brought on-line during the second half of 2000. We saw service costs increase during the first half 2001 and stabilize during the later half of the year which corresponded directly with the weakening of commodity prices and a slowdown in drilling activity across the industry. The decrease in lease operating expenses per Mcfe reflects the 13% increase in production volume during 2001 due primarily to newly developed offshore production. Severance tax, which is a function of volume and revenues generated from onshore production, increased from $9.8 million for the year ended December 31, 2000 to $11.0 million for the year ended December 31, 2001. On an Mcfe basis, severance tax remained unchanged at $0.12 per Mcfe for each of the years ended December 31, 2000 and 2001. The increase in severance tax expense reflects higher natural gas prices received during 2001 combined with newly developed offshore production located in state waters brought on-line during the year.

Transportation Expense. We applied Emerging Issues Task Force ("EITF") No. 00-10 "Accounting for Shipping and Handling Fees and Costs" for all periods presented. Pursuant to our application of EITF No. 00-10, transportation expense previously reflected as a reduction of natural gas and oil revenues were added back to the related revenues and reclassified as a separate component of operating expense. For the years ended December 31, 2001 and 2000, natural gas and oil revenues, total revenues, transportation expense and total operating expenses were restated and reclassified, respectively. The application of EITF No. 00-10 had no effect on operating income or net income. See Note 11--Restatement and Reclassification made to Consolidated Statements of Operations for Transportation Expense of our Annual Report on Form 10-K incorporated by reference herein. Transportation expense increased 12% from $6.9 million and $0.09 per Mcfe in 2000 to $7.7 million and $0.09 per Mcfe during 2001. The increase in expense corresponds to the 13% increase in total production for 2001.

Depreciation, Depletion and Amortization. Depreciation, depletion and amortization expense increased 44% from $89.2 million for the year ended December 31, 2000 to $128.7 million for the year ended December 31, 2001. Depreciation, depletion and amortization expense per Mcfe increased 28% from $1.12 during 2000 to $1.43 during 2001. The increase in depreciation, depletion and amortization expense was a result of higher production volumes combined with a higher depletion rate. The higher depletion rate is primarily a result of a higher level of capital spending during 2001 as compared to 2000 combined with the addition of fewer new reserves in 2001 from exploration and developmental drilling.

Writedown in Carrying Value of Natural Gas and Oil Properties. At December 31, 2001, we were required under full cost accounting rules to write down the carrying value of our full cost pool primarily as a result of weak natural gas prices. In calculating the ceiling test, we estimated, using a December 31, 2001 wellhead price of $2.38 per Mcf, that our capitalized costs exceeded the ceiling limitation by $6.2 million and accordingly we recorded a writedown of our full cost pool and a charge to earnings during the fourth quarter of $4.0 million, net of tax.

General and Administrative Expenses. General and administrative expenses, net of overhead reimbursements received from other working interest owners, of $3.6 million and $1.2 million for the years ended December 31, 2000 and 2001, respectively, increased 92% from $8.9 million for the year ended December 31, 2000 to $17.1 million for the year ended December 31, 2001. Included in reimbursements received from working interest owners were reimbursements totaling $2.5 million during 2000 received from KeySpan pursuant to our joint drilling venture with KeySpan (see Note 6--Related Party Transactions of our Annual Report on Form 10-K incorporated by reference herein). Overhead reimbursements were terminated December 31, 2000 with the expiration of the initial exploratory term of our joint drilling venture with KeySpan, and as a result we no longer receive reimbursement of general and administrative expenses from KeySpan. We capitalized general and administrative expenses directly related to oil and gas exploration and development activities of $9.6 million and $12.8 million, respectively, for the years ended December 31, 2000 and 2001. The increase in capitalized general and administrative expenses is a result of higher aggregate general and administrative expenses during 2001. Aggregate general and administrative expenses were higher during 2001 as a result of: (i) one-time payments totaling $5.2 million in connection with the termination of former executive officers' employment contracts; (ii) expansion of our workforce; and (iii) an increase in incentive compensation and benefit related expenses.

On an Mcfe basis, general and administrative expenses increased 73% from $0.11 during 2000 to $0.19 during 2001. Excluding the one-time charges taken for the termination of employment contracts totaling $5.2 million, general and administrative expenses on a per Mcfe basis would have increased 18% from $0.11 for 2000 to $0.13 for 2001. The higher rate per Mcfe during 2001 reflects the increase in aggregate general and administrative expenses caused by the effects of the termination of reimbursements received pursuant to our joint drilling venture with KeySpan which totaled $2.5 million during 2000 combined with the expansion of the Company's workforce and higher incentive compensation and benefit related expenses.

Interest Expense, Net. Interest expense, net of capitalized interest, decreased 74% from $11.4 million for the year ended December 31, 2000 to $3.0 million for the year ended December 31, 2001. Aggregate interest expense decreased 40% from $25.1 million during 2000 to $15.0 million during 2001. The decrease in aggregate interest is due to a decrease in interest rates combined with (i) the repayment of $85 million in borrowings under the revolving bank credit facility during the first nine months of 2001; and (ii) the March 31, 2000 conversion of $80 million in outstanding borrowings under a revolving credit facility with KeySpan into 5,085,177 shares of our common stock (see Note 3--Stockholders' Equity--KeySpan Credit Facility and Conversion of our Annual Report on Form 10-K incorporated by reference herein). Capitalized interest decreased 12% from $13.7 million during 2000 to $12.0 million during 2001 and reflects the decrease in aggregate interest expense offset in part by a higher level of exploratory drilling during 2001 Our capitalized interest is a function of exploratory drilling and unevaluated properties. Interest rates on our total outstanding borrowings averaged 7.43% during 2001 compared to 8.07% in 2000.

Income Tax Provision. The provision for income taxes increased from $42.5 million for the year ended December 31, 2000 to $66.8 million for the year ended December 31, 2001 due to the 48% increase in pre-tax income during 2001 from $127.7 million during 2000 to $189.4 million during 2001 as a result of the combination of higher natural gas prices, an increase in production, a decrease in interest expense offset in part by an increase in operating expenses.

Operating Income and Net Income. For the year ended December 31, 2001, the 26% increase in natural gas prices combined with the 13% increase in production, offset in part by a 43% increase in operating expenses, caused operating income to increase 37% from $140.9 million during 2000 to $192.5 million during 2001. Correspondingly, net income increased 44% from $85.3 million for 2000 to $122.6 million for 2001 and reflects lower interest expense and higher taxes.

LIQUIDITY AND CAPITAL RESOURCES

We currently fund our operations, acquisitions, capital expenditures and working capital requirements from cash flows from operations, public debt and bank borrowings. We believe cash flows from operations and borrowings under our revolving bank credit facility will be sufficient to fund our planned capital expenditures and operating expenses during 2003.

Cash Flows. As of December 31, 2002, we had a working capital deficit of $1.7 million and $147.6 million of borrowing capacity available under our revolving bank credit facility. The working capital deficit is due to the classification as a current liability of $35.0 million relating to the current portion of the fair market value of our derivative instruments. Net cash provided by operating activities for 2002 was $243.9 million compared to $358.0 million during 2001. The decrease in net cash provided by operating activities was due to (i) a decrease in 2002 net income caused primarily by lower realized natural gas prices, offset in part by an increase in production volumes during the current year combined with (ii) a net increase in current assets and current liabilities at year end 2002 which is related to the timing of cash receipts and payments. For 2002, the increase in current assets was caused primarily by an increase in receivables at the end of 2002 due to higher gas prices and production volumes for the fourth quarter of 2002 as compared to the corresponding period of 2001. Current liabilities (excluding the fair value of derivatives which is a non-cash item) increased due to a higher level of drilling activity in the fourth quarter of 2002 as compared to the fourth quarter of 2001. For the year of 2002, funds used in investing activities consisted of $252.1 million for net cash investments in property and equipment, which compares to $368.3 million spent during 2001. Our cash position increased during 2002 as a result of net borrowings under our revolving bank credit facility of $8 million compared to repayments totaling $1 million during 2001. Cash increased by $9.7 million and $10.2 million, respectively, during 2002 and 2001 due to proceeds received from the issuance of common stock from the exercise of stock options. As a result of these activities, cash and cash equivalents increased $9.4 million from $8.6 million at December 31, 2001 to $18.0 million at December 31, 2002.

Investments in Property and Equipment. During the year of 2002, we invested $258.4 million in natural gas and oil properties and $2.4 million for other property and equipment, which includes the expansion of our Houston office space together with upgrades to our information technology systems and equipment. The table below summarizes our natural gas and oil expenditures and our average "all-in" finding and development cost on an equivalent Mcf basis. Leasehold acquisition costs include among other things, costs incurred for seismic, capitalized interest and capitalized general and administrative costs. During 2002, 2001, 2000, 1999 and 1998, we capitalized a total of $21.1 million, $24.9 million, $23.3 million, $17.4 million and $17.3 million, respectively, in capitalized interest and general and administrative expenses which amounts are included in the line item "Leasehold and Lease Acquisition Costs" in the table below. During 2002 we sold non-core natural gas and oil assets for a total of $5.3 million, of which $5.0 million related to the sale of the McFarlan and Maude Traylor Fields purchased in May 2002 as part of the group of properties acquired from Burlington Resources (see Notes to Consolidated Financial Statements, Note 10--Acquisitions--Burlington Acquisition of our Annual Report on Form 10-K incorporated by reference herein).

-------------------------------------------------------------------------------------------
                                                     YEARS ENDED DECEMBER 31,
                                             (IN THOUSANDS, EXCEPT PER UNIT AMOUNTS)
                                       ----------------------------------------------------
                                           2002       2001       2000       1999       1998
-------------------------------------------------------------------------------------------
Natural gas and oil capital
   expenditures
   Producing property
      acquisitions(1)................  $ 68,042   $ 69,010   $ 13,935   $ 21,746   $165,319
   Leasehold and lease acquisition
      costs..........................    36,458     48,068     32,599     25,696     30,567
   Development.......................   122,036    177,256    103,335     87,965     51,046
   Exploration.......................    26,536     72,056     34,160     12,257     55,611
                                       ----------------------------------------------------
      Total natural gas and oil
         capital expenditures........  $253,072   $366,390   $184,029   $147,664   $302,543
                                       ----------------------------------------------------
Proved reserve additions (MMcfe).....   144,291    136,231    100,352    135,791    207,464
Finding and development cost per
   Mcfe..............................  $   1.75   $   2.69   $   1.83   $   1.09   $   1.46
-------------------------------------------------------------------------------------------

(1) For the year ended December 31, 2002, producing property acquisitions is net of dispositions of $5.3 million.

Future Capital Requirements. Our capital expenditure budget for 2003 is $286 million. This amount includes an estimated $72 million for exploration, $193 million for development and facility construction and $21 million for leasehold acquisition costs, which includes seismic, capitalized interest and general and administrative expenses. We do not include property acquisition costs in our capital expenditure budget because the size and timing of capital requirements for acquisitions are inherently unpredictable. The capital expenditure budget includes exploration and development costs associated with projects in progress or planned for the upcoming year and amounts are contingent upon drilling success. No significant abandonment or dismantlement costs are anticipated in 2003. No assurances can be made that amounts budgeted will equal actual amounts spent. We will continue to evaluate our capital spending plans throughout the year. Actual levels of capital expenditures may vary significantly due to a variety of factors, including drilling results, natural gas prices, industry conditions and outlook and future acquisitions of properties. We believe cash flows from operations and borrowings under our credit facility will be sufficient to fund these expenditures. We intend to continue to selectively seek acquisition opportunities for proved reserves with substantial exploration and development potential both offshore and onshore although we may not be able to identify and make acquisitions of proved reserves on terms we consider favorable.

CAPITAL STRUCTURE

Revolving Bank Credit Facility. We entered into a new revolving bank credit facility, dated as of July 15, 2002, with a syndicate of lenders led by Wachovia Bank, National Association, as issuing bank and administrative agent, The Bank of Nova Scotia and Fleet National Bank as co-syndication agents and BNP Paribas as documentation agent. The new credit facility replaced our previous $250 million revolving bank credit facility, and provides us with an initial commitment of $300 million. (for description of our previous revolving bank credit facility, see Note 2--Long-term Debt and Notes of our Annual Report on Form 10-K incorporated by reference herein.) The initial $300 million commitment may be increased at our request and with prior approval from Wachovia to a maximum of $350 million by adding one or more lenders or by allowing one or more lenders to increase their commitments. The new credit facility is subject to borrowing base limitations; and our borrowing base has been set at $300 million. Our borrowing base will be redetermined semi-annually, with the next redetermination scheduled for April 1, 2003. Up to $25 million of the borrowing base is available for the issuance of letters of credit. The new credit facility matures July 15, 2005, is unsecured and with the exception of trade payables, ranks senior to all of our existing debt.

At December 31, 2002, outstanding borrowings under our revolving bank credit facility were $152 million together with $0.4 million in outstanding letter of credit obligations. Subsequent to December 31, 2002, we repaid a net $6 million under the facility. At February 20, 2003, outstanding borrowings and letter of credit obligations under our revolving bank credit facility totaled $147.4 million.

Senior Subordinated Notes. On March 2, 1998, we issued $100 million of 8 5/8% Senior Subordinated Notes due January 1, 2008. The notes bear interest at a rate of 8 5/8% per annum with interest payable semi-annually on January 1 and July 1. We may redeem the notes at our option, in whole or in part, at any time on or after January 1, 2003 at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, plus a specified premium which decreases yearly from 4.313% in 2003 to 0% in 2006. Upon the occurrence of a change of control, we will be required to offer to purchase the notes at a purchase price equal to 101% of the aggregate principal amount, plus accrued and unpaid interest, if any. The notes are general unsecured obligations and rank subordinate in right of payment to all existing and future senior debt, including the revolving bank credit facility, and will rank senior or equal in right of payment to all existing and future subordinated indebtedness.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

As of December 31, 2002, our contractual obligations and commercial commitments are as follows:

-----------------------------------------------------------------------------------------------
                                                               AS OF DECEMBER 31, 2002
                                                               PAYMENTS DUE BY PERIOD
                                                      -----------------------------------------
                   (IN THOUSANDS)                     1-3 YEARS     4-5 YEARS     AFTER 5 YEARS
-----------------------------------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS
Revolving bank credit facility......................  $152,000          $  --         $      --
8 5/8% senior subordinated notes....................        --             --           100,000
Operating leases....................................     3,363          2,331             3,323
Section 29 tax credit repurchase....................     2,000             --                --
                                                      --------        -------        ----------
Total contractual obligations.......................  $157,363         $2,331          $103,323
                                                      --------        -------        ----------
                                                      --------        -------        ----------
-----------------------------------------------------------------------------------------------

We have no "off-balance sheet" financing arrangements.

                                  UNDERWRITING

Subject to the terms and conditions of an underwriting agreement, dated the date of this prospectus supplement, J.P. Morgan Securities Inc. has agreed to purchase from us the number of shares of common stock shown opposite its name below.

-----------------------------------------------------------------------
                                                              NUMBER OF
NAME                                                             SHARES
-----------------------------------------------------------------------
J.P. Morgan Securities Inc. ................................  3,000,000
                                                              ---------

The underwriting agreement provides that the obligations of the underwriter are subject to approval of legal matters by counsel and other conditions. The underwriter is committed to purchase all of the common stock if it purchases any common stock other than those shares covered by the over-allotment option described below.

UNDERWRITING DISCOUNTS AND COMMISSIONS

The following table shows the per share and total underwriting discounts and commissions we will pay to the underwriter. The amounts are shown assuming both no exercise and full exercise of the underwriter's over-allotment option to purchase additional shares.

-------------------------------------------------------------------------------------------------
                                                               WITHOUT OVER-           WITH OVER-
                                                          ALLOTMENT EXERCISE   ALLOTMENT EXERCISE
-------------------------------------------------------------------------------------------------
Per Share...............................................      $     0.35           $     0.35
Total...................................................      $1,050,000           $1,155,000
-------------------------------------------------------------------------------------------------

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $500,000 and are initially payable by us. KeySpan has agreed to reimburse us for all such expenses.

The underwriter initially proposes to offer the common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus supplement and may offer some of the shares of common stock to dealers at the initial public offering price less a concession not in excess of $0.21 per share. The underwriter may allow, and the dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the initial offering of the shares, the offering price and other selling terms may be changed by the underwriter.

The underwriter has a 30-day option to purchase up to 300,000 additional shares of common stock from us at the initial offering price less the underwriting discount set forth on the cover page of this prospectus supplement. To the extent that the underwriter exercises this option, the underwriter will have a firm commitment to such additional number of shares of common stock.

The offering of the common stock is made for delivery when, as and if accepted by the underwriter and subject to prior sale and withdrawal, cancellation or modification of the offering without notice. The underwriter reserves the right to reject an order for the purchase of shares in whole or in part.

We and KeySpan have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriter may be required to make in respect of these liabilities.

Our executive officers and directors have agreed that, subject to certain exceptions, they will not, without the prior written consent of J.P. Morgan Securities Inc., offer, sell or otherwise dispose of any shares of our capital stock, options or warrants to acquire shares of our capital stock or securities exchangeable for or convertible into shares of our capital stock owned by them, for a period of 90 days following the date of this prospectus supplement (except for shares issued upon the exercise of options held by any of such persons under our incentive or compensation plans).

We have agreed that we will not, without the prior written consent of J.P. Morgan Securities Inc., offer, sell or otherwise dispose of any shares of our capital stock or securities exchangeable for or convertible into shares of our capital stock for a period of 90 days following the date of this prospectus supplement, except that we may issue shares of our common stock or grant options under our employee benefit plans existing as of the date of this prospectus supplement.

KeySpan and THEC Holdings Corp. have agreed that, subject to certain exceptions, they will not, without the prior written consent of J.P. Morgan Securities Inc., offer, sell or otherwise dispose of any shares of our capital stock or securities exchangeable for or convertible into shares of our capital stock owned by them for a period of 90 days following the date of this prospectus supplement.

Persons participating in this offering may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the common stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids, effecting covering transactions, imposing penalty bids or engaging in passive market making. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the common stock. A covering transaction means the placing of any bid on behalf of the underwriter or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriter to reclaim a selling concession from a selling group member in connection with the offering when common stock sold by the selling group member is purchased in covering transactions. Such stabilizing, if commenced, may be discontinued at any time.

The underwriter may create a short position by making short sales of the common stock and may purchase the common stock on the open market to cover short positions created by short sales. Short sales involve the sale by the underwriter of a greater number of shares than it is required to purchase in the offering. Short sales can be either covered or naked. Covered short sales are sales made in an amount not greater than the underwriter's over-allotment option to purchase additional shares. Naked short sales are sales in excess of the over-allotment option. A naked short position is likely to be created if the underwriter is concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. If the underwriter creates a short position, it may choose to reduce or cover this position by either exercising the over-allotment option or by engaging in syndicate covering transactions. The underwriter may close out any covered short position by either exercising its over-allotment option or purchasing common stock on the open market. The underwriter must close out any naked short position by purchasing common stock in the open market. In determining the source of common stock to close out the covered short position, the underwriter will consider, among other things, the price of common stock available for purchase in the open market as compared to the price at which it may purchase common stock through the over-allotment option.

The underwriter may make copies of the preliminary prospectus available over the Internet to customers or through it or their web sites.

                                 LEGAL OPINIONS

The legal validity of the common stock offered under this prospectus supplement will be passed upon for us by Andrews & Kurth L.L.P., Houston, Texas. Certain legal matters in connection with the common stock offered under this prospectus supplement will be passed upon for the underwriter by Cahill Gordon & Reindel, New York, New York.

                                    EXPERTS

The consolidated financial statements as of and for the years ended December 31, 2002 and December 31, 2001 incorporated in this prospectus by reference from The Houston Exploration Company's Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to (i) the adoption of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," on January 1, 2001, and (ii) the restatement for Emerging Issues Task Force Issue No. 00-10, "Accounting for Shipping and Handling Fees and Costs," and certain disclosures related to the adoption of SFAS No. 133), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of The Houston Exploration Company for each of the three years ended December 31, 2000 incorporated by reference in this prospectus supplement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. Arthur Andersen has not consented to the inclusion of their report in this registration statement, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen has not consented to the inclusion of their report in this prospectus, you will not be able to recover against Arthur Andersen under
Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein.

Certain information included and incorporated by reference in this prospectus regarding estimated quantities of reserves, the future net revenues from those reserves and their present value is based on estimates of the reserves and present values prepared by or derived from estimates prepared by both Miller and Lents, Ltd. and Netherland, Sewell & Associates, Inc. both independent petroleum engineers.

PROSPECTUS

$250,000,000

THE HOUSTON EXPLORATION COMPANY

COMMON STOCK
PREFERRED STOCK
DEPOSITARY SHARES
DEBT SECURITIES

The Houston Exploration Company may offer and sell in one or more offerings:

       - shares of common stock;

       - shares of preferred stock, in one or more series, which may be convertible into or exchangeable for common stock or debt securities and which may be issued in the form of depositary shares evidenced by depositary receipts; and

       - unsecured debt securities consisting of senior notes and debentures and subordinated notes and debentures and other unsecured evidences of indebtedness in one or more series.

The aggregate initial offering price of the securities that we will offer will not exceed $250,000,000. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of our offerings.

We will provide the specific terms of the securities in supplements to this prospectus. You should read this prospectus and the prospectus supplements carefully before you invest in any of our securities. This prospectus may not be used to consummate sales of our securities unless it is accompanied by a prospectus supplement.

We may sell these securities to agents, underwriters or dealers, or we may sell them directly to other purchasers. See "Plan of Distribution." The prospectus supplement will list any agents or underwriters and the compensation they will receive. The prospectus supplement will also show you the total amount of money that we will receive from selling the securities being offered, after we pay a part of the expenses of the offering.

Our common stock is listed for trading on the New York Stock Exchange under the symbol "THX."

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED WHETHER THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus may not be used to consummate sales of the securities unless accompanied by a prospectus supplement.

                  The date of this prospectus is May 25, 1999.

YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

                               TABLE OF CONTENTS

                                                              PAGE
About This Prospectus.......................................    1
Where You Can Find More Information.........................    1
Forward-Looking Statements..................................    2
The Houston Exploration Company.............................    3
Use of Proceeds.............................................    3
Ratio of Earnings to Fixed Charges..........................    4
Plan of Distribution........................................    4
Description of Debt Securities..............................    6
Description of Capital Stock................................   12
Legal Opinions..............................................   19
Experts.....................................................   19

                             ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf registration process, we may sell different types of securities described in this prospectus in one or more offerings up to a total offering amount of $250 million. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities offered by us in that offering. The prospectus supplement may also add, update or change information in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading "Where You Can Find More Information."

In this prospectus references to "Houston Exploration," "we," "us" and "our" mean The Houston Exploration Company.

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. Our SEC filings are available to the public over the Internet or at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms.

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and may supersede information in this prospectus and information previously filed with the SEC. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities:

- our Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

- our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1999; and

- the description of our common stock contained in our registration statement filed under Section 12 of the Securities Exchange Act of 1934.

You may request a copy of these filings, at no cost, over the Internet at our website at http://www.houstonexploration.com or by writing or calling us at the following address:

Shareholder Relations
The Houston Exploration Company
1100 Louisiana, Suite 2000
Houston, Texas 77002-5219
(713) 830-6886

                           FORWARD-LOOKING STATEMENTS

Some of the information included in this prospectus, any prospectus supplement and the documents we have incorporated by reference contain forward-looking statements. These statements use forward-looking words such as "anticipate," "believe," "expect," "may," "project," "will," or other similar words and discuss "forward-looking" information, including the following:

        --  anticipated capital expenditures;

        --  future cash flows and borrowings;

        --  pursuit of potential future acquisition opportunities; and

        --  sources of funding for exploration and development.

These forward-looking statements are based on assumptions that we believe are reasonable, but they are open to a wide range of uncertainties and business risks, including the following:

        --  the volatility of natural gas and oil prices,

        --  uncertainty of reserve information and future net reserve estimates;

        --  reserve replacement risks;

        --  drilling risks;

        --  operating risks of natural gas and oil operations;

        --  acquisition risks;

        --  substantial capital requirements;

        --  governmental regulation;

        --  environmental matters; and

        --  competition.

Other factors that could cause actual results to differ materially form those anticipated are discussed in our periodic filings with the SEC, including our Annual Report on Form 10-K for the year ended December 31, 1998.

When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this document, any prospectus supplement and the documents we have incorporated by reference. We will not update these forward-looking statements unless the securities laws require us to do so.

                        THE HOUSTON EXPLORATION COMPANY

The Houston Exploration Company is an independent natural gas and oil company engaged in the exploration, development, exploitation and acquisition of domestic natural gas and oil properties. Our operations are currently focused offshore in the Gulf of Mexico and onshore in South Texas, South Louisiana, the Arkoma Basin, East Texas and West Virginia. Our strategy is to utilize our geological and geophysical expertise to grow our reserve base through a combination of exploratory drilling in the Gulf of Mexico, lower risk, exploitation and development drilling onshore and opportunistic acquisitions. At December 31, 1998, we had net proved reserves of 480 Bcfe, 98% of which were natural gas and 80% of which were classified as proved developed.

Our net proved reserves increased at a compound annual rate of 33% during the past five years from 121 Bcfe, or billion cubic feet of gas equivalent, at December 31, 1993 to 480 Bcfe at December 31, 1998. Annual production increased at a compound annual rate of 22% from 23 Bcfe in 1994 to 63 Bcfe in 1998. Natural gas and oil revenues increased from $42 million in 1994 to $127 million in 1998. Our daily production for the month of April 1999 averaged approximately 190 MMcfe/d, or million cubic feet of gas equivalent per day.

We believe that our primary strengths are:

        -- a substantial inventory of high potential exploration, exploitation and development opportunities;

        --  expertise in generating new prospects;

        --  geographic focus; and

        --  low-cost operating structure.

The geographic focus of our operations in the Gulf of Mexico and core onshore areas enables us to manage a large asset base with a relatively small number of employees and to add and operate production at relatively low incremental costs. For the year ended December 31, 1998, we achieved lease operating expenses excluding severance taxes of $0.26 per Mcfe, or thousand cubic feet of gas equivalent, of production and net general and administrative expenses of $0.10 per Mcfe of production.

At December 31, 1998, we incurred a net loss of $72.7 million due to a $130 million non-cash charge, $84.5 million after taxes, as the result of a writedown in the carrying value of our natural gas and oil properties primarily as a result of weak natural gas prices. In 1998, our production was 62,829 MMcfe and natural gas and oil revenues were $127.1 million. We realized an average gas price of $2.02 per Mcf for 1998 as compared to the average realized gas price in 1997 of $2.25 per Mcf.

The Brooklyn Union Gas Company organized The Houston Exploration Company in December 1985 to conduct its offshore natural gas and oil exploration drilling and development operations in the Gulf of Mexico. In February 1996, Brooklyn Union transferred its onshore producing properties to Houston Exploration. We completed our initial public offering in September 1996. MarketSpan Corporation (doing business as KeySpan Energy), the parent of Brooklyn Union, owns approximately 64% of our outstanding common stock.

Our principal executive offices are located at 1100 Louisiana, Suite 2000, Houston, Texas 77002 and our telephone number is (713) 830-6800.

                                USE OF PROCEEDS

Unless we specify otherwise in the accompanying prospectus supplement, we intend to use the net proceeds we receive from the sale of the securities offered by this prospectus and the accompanying prospectus supplement for the repayment of debt and for general corporate purposes. General corporate purposes may include the repayment of existing indebtedness, additions to working capital, capital expenditures or the financing of possible acquisitions, including acquisitions of onshore and offshore oil and natural gas properties.

                       RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges:

                                                                                    THREE
                                                                                   MONTHS
                                                                                    ENDED
                                                  YEARS ENDED DECEMBER 31,        MARCH 31,
                                              --------------------------------   -----------
                                              1994   1995   1996   1997   1998   1998   1999
                                              ----   ----   ----   ----   ----   ----   ----
Earnings to fixed charges...................  2.2x    (1)   2.2x   5.0x    (2)   3.1x   0.7x

(1) Due to the $12 million nonrecurring non-cash charge incurred in the year ended December 31, 1995 in connection with Brooklyn Union's February 1996 reorganization of its exploration and production assets, earnings were insufficient to cover fixed charges by $7 million. If the $12 million non-cash charge is excluded the ratio of earnings fixed charges would have been 1.9x.

(2) Due to the $130 million non-cash charge incurred in the year ended December 31, 1998 caused by a writedown in the carrying value of natural gas and oil properties, earnings were insufficient to cover fixed charges by $123 million. If the $130 million non-cash charge is excluded, the ratio of earnings to fixed charges would have been 1.5x.

For the purpose of computing the ratio of earnings to fixed charges, earnings are defined as:

        --  income from continuing operations before income taxes;

        --  plus fixed charges; and

        --  less capitalized interest.

Fixed charges are defined as the sum of the following:

        --  interest (including capitalized interest) on all indebtedness;

        --  amortization of debt issuance cost; and

        -- that portion of rental expense which we believe to be representative of an interest factor.

                              PLAN OF DISTRIBUTION

We may sell our securities through agents, underwriters or dealers or directly to purchasers.

We may designate agents to solicit offers to purchase our securities.

        -- We will name any agent involved in offering or selling our securities and any commissions that we will pay to the agent in the prospectus supplement.

        -- Unless we indicate otherwise in the prospectus supplement, our agents will act on a best efforts basis for the period of their appointment.

        -- Our agents may be deemed to be underwriters under the Securities Act of 1933 of any of our securities that they offer or sell.

We may use an underwriter or underwriters in the offer or sale of our securities.

        -- If we use an underwriter or underwriters, we will execute an underwriting agreement with the underwriter or underwriters at the time that we reach an agreement for the sale of our securities.

        -- We will include the names of the specific managing underwriter or underwriters, as well as any other underwriters, and the terms of the transactions, including the compensation the underwriters and dealers will receive, in the prospectus supplement.

        -- The underwriters will use the prospectus supplement to sell our securities.

We may use a dealer to sell our securities.

        -- If we use a dealer, we, as principal, will sell our securities to the dealer.

        -- The dealer will then sell our securities to the public at varying prices that the dealer will determine at the time it sells our securities.

        -- We will include the name of the dealer and the terms of our transactions with the dealer in the prospectus supplement.

We may directly solicit offers to purchase our securities, and we may directly sell our securities to institutional or other investors. We will describe the terms of our direct sales in the prospectus supplement.

We may indemnify agents, underwriters, and dealers against certain liabilities, including liabilities under the Securities Act of 1933. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us, in the ordinary course of business.

We may authorize our agents and underwriters to solicit offers by certain institutions to purchase our securities at the public offering price under delayed delivery contracts.

        -- If we use delayed delivery contracts, we will disclose that we are using them in the prospectus supplement and will tell you when we will demand payment and delivery of the securities under the delayed delivery contracts.

        -- These delayed delivery contracts will be subject only to the conditions that we set forth in the prospectus supplement.

        -- We will indicate in the prospectus supplement, the commission that underwriters and agents soliciting purchases of our securities under delayed delivery contracts will be entitled to receive.

                         DESCRIPTION OF DEBT SECURITIES

Any debt securities we offer will be our direct, unsecured general obligations. The debt securities will be either senior debt securities or subordinated debt securities. The debt securities will be issued under one or more separate indentures between us and a trustee that is qualified to act under the Trust Indenture Act of 1939. The trustee for each series of debt securities will be identified in the applicable prospectus supplement. Senior debt securities will be issued under a "senior indenture" and subordinated debt securities will be issued under a "subordinated indenture." Together the senior indenture and the subordinated indenture are called "indentures."

The following description is a summary of the material provisions of the indentures. It does not restate those agreements in their entirety. The form of indentures and any supplemental indentures will be filed by us from time to time by means of an exhibit to a Current Report on Form 8-K and will be available for inspection at the corporate trust office of the trustee, or as described above under "Where You Can Find More Information." The indentures will be subject to, and governed by, the Trust Indenture Act. We will execute an indenture and supplemental indenture if and when we issue any debt securities. We urge you to read the indentures and any supplemental indenture because they, and not this description, define your rights as a holder of the debt securities.

GENERAL

The debt securities will be our direct, unsecured obligations. The senior debt securities will rank equally with all of our other senior and unsubordinated debt. The subordinated debt securities will have a junior position to all of our senior debt.

A prospectus supplement and a supplemental indenture relating to any series of debt securities being offered will include specific terms relating to the offering. These terms will include some or all of the following:

        --  the title and type of the debt securities;

        -- the currency or currency unit in which the debt securities will be payable;

        --  the total principal amount of the debt securities;

        -- the percentage of the principal amount at which the debt securities will be issued and any payments due if the maturity of the debt securities is accelerated;

        -- the dates on which the principal of the debt securities will be payable;

        -- the interest rate that the debt securities will bear and the interest payment dates for the debt securities;

        --  any conversion or exchange provisions;

        --  any optional redemption provisions;

        -- any sinking fund or other provisions that would obligate us to repurchase or otherwise redeem some or all of the debt securities;

        -- any provisions granting special rights to holders when a specified event occurs;

        --  any changes to or additional Events of Defaults or covenants;

        -- any special tax implications of the debt securities, including provisions for original issue discount securities, if offered;

        -- any restriction on the declaration of dividends or restrictions requiring the maintenance of any asset ratio or the creation or maintenance of reserves; and

        --  any other terms of the debt securities.

None of the indentures will limit the amount of debt securities that may be issued by us. Each indenture will allow debt securities to be issued up to the principal amount that may be authorized by us and may be in any currency or currency unit designated by us.

Debt securities of a series may be issued in registered, bearer, coupon or global form.

DENOMINATIONS

Unless the prospectus supplement for each issuance of debt securities states otherwise, the securities will be issued in registered form of $1,000 each or multiples thereof.

SUBORDINATION

Under the subordinated indenture, payment of the principal, interest and any premium on the subordinated debt securities will generally be subordinated and junior in right of payment to the prior payment in full of all senior debt. The subordinated indenture will provide that no payment of principal, interest and any premium on the subordinated debt securities may be made in the event:

        -- of any insolvency, bankruptcy or similar proceeding involving us or our property, or

        -- we fail to pay the principal, interest, any premium or any other amounts on any senior debt when due.

The subordinated indenture will not limit the amount of senior debt that we may incur.

"Senior Debt" will be defined in the subordinated indenture to include all notes or other unsecured evidences of indebtedness, including guarantees given by us, for money borrowed by us, not expressed to be subordinate or junior in right of payment to any of our other indebtedness.

CONSOLIDATION, MERGER OR SALE

Each indenture will generally permit a consolidation or merger between us and another corporation. They will also permit the sale by us of all or substantially all of our property and assets. If this happens, the remaining or acquiring corporation will assume all of our responsibilities and liabilities under the indentures, including the payment of all amounts due on the debt securities and performance of the covenants in the indentures. However, we will consolidate or merge with or into any other corporation or sell all or substantially all of our assets only according to the terms and conditions of the indentures. The remaining or acquiring corporation will be substituted for us in the indentures with the same effect as if it had been an original party to the indentures. Thereafter, the successor corporation may exercise our rights and powers under any indenture, in our name or in its own name. Any act or proceeding required or permitted to be done by our board of directors or any of our officers may be done by the board or officers of the successor corporation. If we sell all or substantially all of our assets, we shall be released from all our liabilities and obligations under any indenture and under the debt securities.

MODIFICATION OF INDENTURES

Under each indenture our rights and obligations and the rights of the holders may be modified with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities of each series affected by the modification. No modification of the principal or interest payment terms, and no modification reducing the percentage required for modifications, will be effective against any holder without its consent.

EVENTS OF DEFAULT

"Event of Default" when used in an indenture, will mean any of the following:

        -- failure to pay the principal of or any premium on any debt security when due;

        --  failure to deposit any sinking fund payment when due;

        --  failure to pay interest on any debt security for 30 days;

        -- failure to perform any other covenant in the indenture that continues for 90 days after being given written notice;

        -- certain events in bankruptcy, insolvency or reorganization of Houston Exploration; or

        -- any other event of default included in any indenture or supplemental indenture.

An event of default for a particular series of debt securities will not necessarily constitute an event of default for any other series of debt securities issued under an indenture. The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal or interest, if it considers such withholding of notice to be in the best interests of the holders.

If an event of default for any series of debt securities occurs and continues, the trustee or the holders of at least 25% in aggregate principal amount of the debt securities of the series may declare the entire principal of all the debt securities of that series to be due and payable immediately. If this happens, subject to certain conditions, the holders of a majority of the aggregate principal amount of the debt securities of that series can void the declaration.

Other than its duties in case of a default, a trustee is not obligated to exercise any of its rights or powers under any indenture at the request, order or direction of any holders, unless the holders offer the trustee reasonable indemnity. If they provide this reasonable indemnification, the holders of a majority in principal amount of any series of debt securities may direct the time, method and place of conducting any proceeding or any remedy available to the trustee, or exercising any power conferred upon the trustee, for any series of debt securities.

COVENANTS

Under the indentures, we will:

        -- pay the principal of, and interest and any premium on, the debt securities when due;

        --  maintain a place of payment;

        -- deliver a report to the trustee at the end of each fiscal year reviewing our obligations under the indentures; and

        -- deposit sufficient funds with any paying agent on or before the due date for any principal, interest or premium.

PAYMENT AND TRANSFER

We will pay principal, interest and any premium on fully registered debt securities at designated places. We will make payment by check mailed to the persons in whose names the debt securities are registered on days specified in the indentures or any prospectus supplement. If we make debt securities payments in other forms, we will pay those payments at a place designated by us and specified in a prospectus supplement.

You may transfer or exchange fully registered debt securities at the corporate trust office of the trustee or at any other office or agency maintained by us for such purposes, without the payment of any service charge except for any tax or governmental charge.

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

GLOBAL SECURITIES

We may issue one or more series of the debt securities as permanent global debt securities deposited with a depositary. Unless otherwise indicated in the prospectus supplement, the following is a summary of the depository arrangements applicable to debt securities issued in permanent global form and for which The Depositary Trust Company (DTC) acts as depositary.

Each global debt security will be deposited with, or on behalf of, DTC, as depositary, or its nominee and registered in the name of a nominee of DTC. Except under the limited circumstances described below, global debt securities are not exchangeable for definitive certificated debt securities.

Ownership of beneficial interests in a global debt security is limited to institutions that have accounts with DTC or its nominee, or persons that may hold interests through those participants. In addition, ownership of beneficial interests by participants in a global debt security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for a global debt security. Ownership of beneficial interests in a global debt security by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the debt securities. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global debt security.

We will make payment of principal of, and interest on, debt securities represented by a global debt security registered in the name of or held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global debt security representing those debt securities. DTC has advised us that upon receipt of any payment of principal of, or interest on, a global debt security, DTC will immediately credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective beneficial interests in the principal amount of that global debt security as shown in the records of DTC. Payments by participants to owners of beneficial interests in a global debt security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements that may be in effect from time to time.

Neither we, any trustee nor any of our respective agents will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of, beneficial interests in a permanent global debt security or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests.

A global debt security is exchangeable for definitive debt securities registered in the name of, and a transfer of a global debt security may be registered to, any person other than DTC or its nominee, only if:

        -- DTC notifies us that it is unwilling or unable to continue as depositary for that global debt security or at any time DTC ceases to be registered under the Securities Exchange Act of 1934;

        -- we determine in our discretion that the global debt security shall be exchangeable for definitive debt securities in registered form; or

        -- there shall have occurred and be continuing an event of default or an event which, with notice or the lapse of time or both, would constitute an event of default under the debt securities.

Any global debt security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive debt securities in registered form, of like tenor and of an equal aggregate principal amount as the global debt security, in denominations specified in the applicable prospectus supplement, if other than $1,000 and integral multiples of $1,000. The definitive debt securities will be registered by the registrar in the name or names instructed by DTC. We expect that these instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in the global debt security.

Except as provided above, owners of the beneficial interests in a global debt security will not be entitled to receive physical delivery of debt securities in definitive form and will not be considered the holders of debt securities for any purpose under the indentures. No global debt security shall be exchangeable except for another global debt security of like denomination and tenor to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a global debt security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder under the global debt security or the indentures.

We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global debt security desires to give or take any action that a holder is entitled to give or take under the debt securities or the indentures, DTC would authorize the participants holding the relevant beneficial interests to give or take that action. Additionally, those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

DTC has advised us that DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the Securities Exchange Act of 1934. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among its participants in those securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

DISCHARGING OUR OBLIGATIONS

We will be discharged from our obligations on the debt securities of any series at any time if we deposit with the trustee sufficient cash or government securities to pay the principal, interest, any premium and any other sums due to the stated maturity date or a redemption date of the debt securities of the series. If this happens, the holders of the debt securities of the series will not be entitled to the benefits of the indenture except for registration of transfer and exchange of debt securities and replacement of lost, stolen or mutilated debt securities.

Under Federal income tax law as of the date of this prospectus, a discharge may be treated as an exchange of the related debt securities. Each holder might be required to recognize gain or loss equal to the difference between the holder's cost or other tax basis for the debt securities and the value of the holder's interest in the trust. Holders might be required to include as income a different amount than would be includable without the discharge. Prospective investors are urged to consult their own tax advisers as to the consequences of a discharge, including the applicability and effect of tax laws other than the Federal income tax law.

MEETINGS

Each indenture will contain provisions describing how meetings of the holders of debt securities of a series may be convened. A meeting may be called at any time by the trustee, and also, upon request, by us or the holders of at

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

least 10% in principal amount of the outstanding debt securities of a series. A notice of the meeting must always be given in the manner described under "--Notices" below. Generally speaking, except for any consent that must be given by all holders of a series as described under "--Modification of Indentures" above, any resolution presented at a meeting of the holders of a series of debt securities may be adopted by the affirmative vote of the holders of a majority in principal amount of the outstanding debt securities of that series, unless the indenture allows the action to be voted upon to be taken with the approval of the holders of a different specific percentage of principal amount of outstanding debt securities of a series. In that case, the holders of outstanding debt securities of at least the specified percentage must vote in favor of the action. Any resolution passed or decision taken at any meeting of holders of debt securities of any series in accordance with the applicable indenture will be binding on all holders of debt securities of that series, unless, as discussed in "--Modification of Indentures" above, the action is only effective against holders that have approved it. The quorum at any meeting called to adopt a resolution, and at any reconvened meeting, will be holders holding or representing a majority in principal amount of the outstanding debt securities of a series.

GOVERNING LAW

Each indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.

NOTICES

Notices to holders of debt securities will be given by mail to the addresses of such holders as they appear in the security register.

THE TRUSTEE

RESIGNATION OR REMOVAL OF TRUSTEE

If the trustee serves as such under both the senior indenture and the subordinated indenture, the provisions of the indentures and the Trust Indenture Act governing trustee conflicts of interest will require the trustee to resign as trustee under either the subordinated indenture or the senior indenture upon the occurrence of any uncured event of default with respect to any series of senior debt securities. Also, any uncured event of default with respect to any series of subordinated debt securities will force the trustee to resign as trustee under either the senior indenture or the subordinated indenture. Any resignation will require the appointment of a successor trustee under the applicable indenture in accordance with the terms and conditions of such indenture.

The trustee may resign or be removed by us with respect to one or more series of debt securities and a successor trustee may be appointed to act with respect to any such series. The holders of a majority in aggregate principal amount of the debt securities of any series may remove the trustee with respect to the debt securities of such series.

LIMITATIONS ON TRUSTEE IF IT IS ONE OF OUR CREDITORS

Each indenture will contain certain limitations on the right of the trustee thereunder, in the event that it becomes one of our creditors, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise.

ANNUAL TRUSTEE REPORT TO HOLDERS OF DEBT SECURITIES

The trustee will be required to submit an annual report to the holders of the debt securities regarding, among other things, the trustee's eligibility to serve as such, the priority of the trustee's claims regarding certain advances made by it, and any action taken by the trustee materially affecting the debt securities.

CERTIFICATES AND OPINIONS TO BE FURNISHED TO TRUSTEE

Each indenture will provide that, in addition to other certificates or opinions that may be specifically required by other provisions of an Indenture, every application by us for action by the trustee will be accompanied by a certificate of certain of our officers and an opinion of counsel (who may be our counsel) stating that, in the opinion of the signers, all conditions precedent to such action have been complied with by us.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

As of the date of this prospectus, we are authorized to issue up to 55,000,000 shares of stock, including up to 50,000,000 shares of common stock and up to 5,000,000 shares of preferred stock. As of March 31, 1999, we had 23,895,240 shares of common stock and no shares of preferred stock outstanding. As of that date, we also had approximately 2,082,738 shares of common stock reserved for issuance upon exercise of options or in connection with other awards outstanding under various employee or director incentive, compensation and option plans.

The following is a summary of the key terms and provisions of our equity securities. You should refer to the applicable provisions of our restated certificate of incorporation, restated bylaws, the Delaware General Corporation law and the documents we have incorporated by reference for a complete statement of the terms and rights of our capital stock.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

We are a Delaware corporation and are subject to Section 203 of the Delaware General Corporation Law (DGCL). Generally, Section 203 prohibits a publicly-held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless (1) prior to such date, either the business combination or such transaction which resulted in the stockholder becoming an interested stockholder is approved by the board of directors of the corporation, (2) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock, or (3) on or after such date, the business combination is approved by the board of directors of the corporation and by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or, within three years, did own, 15% or more of the corporation's outstanding voting stock. Our restated certificate of incorporation provides that Section 203 of the DGCL will not apply to restrict a business combination between us and an interested stockholder if (1) such business combination was approved by our board of directors prior to the time that such stockholder became an interested stockholder or (2) such stockholder became an interested stockholder as a result of, and at or prior to the effective time of, a transaction which was approved by our board of directors prior to the time such stockholder became an interested stockholder.

LIMITATION ON CHANGES IN CONTROL

Certain of the provisions of our restated certificate of incorporation and restated bylaws and the provisions of Section 203 of the DGCL could have the effect of delaying, deferring or preventing a change in control or the removal of our existing management or deterring potential acquirors from making an offer to our stockholders. This could be the case notwithstanding that a majority of our stockholders might benefit from such a change in control or offer. In addition, the issuance of shares of preferred stock, or the issuance of rights to purchase shares of preferred stock, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including voting rights that would require the approval of a percentage of the preferred stockholders. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of the holders of common stock.

                                        12
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PROVISIONS OF THE RESTATED CERTIFICATE OF INCORPORATION AND RESTATED BYLAWS

Our restated certificate of incorporation provides that stockholders may not act by written consent in lieu of a meeting. The restated certificate of incorporation further provides that the number of directors will not be fewer than 3 nor more than 15. An amendment to the restated certificate of incorporation relating to the composition of the board of directors, an amendment of our bylaws and limitations on the liability of directors, requires the vote of at least 66 2/3% of the stockholders entitled to vote in an election of directors, voting together as a single class. An amendment to the bylaws by our stockholders requires the affirmative vote of at least 66 2/3% of the stockholders entitled to vote in an election of directors, voting together as a single class.

COMMON STOCK

VOTING RIGHTS. Each holder of common stock is entitled to one vote per share. Subject to the rights, if any, of the holders of any series of preferred sock pursuant to applicable law or the provision of the certificate of designations creating that series, all voting rights are vested in the holders of shares of common stock. Holders of shares of common stock have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of directors can elect 100% of the directors, and the holders of the remaining shares voting for the election of directors will not be able to elect any directors.

DIVIDENDS. Dividends may be paid to the holders of common stock when, as and if declared by the board of directors out of funds legally available for their payment, subject to the rights of holders of any preferred stock.

RIGHTS UPON LIQUIDATION. In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock will be entitled to share equally, in proportion to the number of shares of common stock held by them, in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock, if any, have received their liquidation preferences in full.

MISCELLANEOUS. The issued and outstanding shares of common stock are fully paid and nonassessable. Holders of shares of common stock are not entitled to preemptive rights. Shares of common stock are not redeemable or convertible into shares of any other class of capital stock. The Bank of New York is the transfer agent and registrar for the common stock.

PREFERRED STOCK AND DEPOSITARY SHARES

We may issue shares of our preferred stock in one or more series. We will determine the dividend, voting, conversion and other rights of the series being offered and the terms and conditions relating to its offering and sale at the time of the offer and sale. We may also issue fractional shares of preferred stock that will be represented by depositary shares and depositary receipts.

DESCRIPTION OF PREFERRED STOCK

The restated certificate of incorporation authorizes the board of directors or a committee of the board of directors to cause preferred stock to be issued in one or more series, without stockholder action. The board of directors is authorized to issue up to 5,000,000 shares of preferred stock and can determine the number of shares of each series, and the rights, preferences and limitations of each series. We may amend the certificate of incorporation to increase the number of authorized shares of preferred stock in a manner permitted by the restated certificate of incorporation and the DGCL. As of the date of this prospectus, we have no shares of preferred stock outstanding.

The particular terms of any series of preferred stock being offered by us under this prospectus will be described in the prospectus supplement relating to that series of preferred stock. Those terms may include:

        --  the number of shares of the series of preferred stock being offered;

        -- the title and liquidation preference per share of that series of the preferred stock;

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

        --  the purchase price of the preferred stock;

        --  the dividend rate or method for determining the dividend rate;

        --  the dates on which dividends will be paid;

        -- whether dividends on that series of preferred stock will be cumulative or non-cumulative and, if cumulative, the dates from which dividends will commence to accumulate;

        -- any redemption or sinking fund provisions applicable to that series of preferred stock;

        -- any conversion provisions applicable to that series of preferred stock;

        -- whether we have elected to offer depositary shares with,respect to that series of preferred stock; or

        -- any additional dividend, liquidation, redemption, sinking fund,and other rights and restrictions applicable to that series of preferred stock.

If the terms of any series of preferred stock being offered differ from the terms set forth below, those terms will also be disclosed in the prospectus supplement relating to that series of preferred stock. You should refer to the certificate of designations relating to the series of the preferred stock for the complete terms of that preferred stock. The certificate of designations for any series of preferred stock will be filed with the SEC promptly after the offering of that series of preferred stock.

The preferred stock will, when issued, be fully paid and nonassessable. Unless otherwise specified in the prospectus supplement, in the event we liquidate, dissolve or wind-up our business, each series of preferred stock will have the same rank as to dividends and distributions as each other series of the preferred stock we may issue in the future. Holders of preferred stock will have no preemptive rights to subscribe for or purchase shares of capital stock.

DIVIDEND RIGHTS. Holders of preferred stock of each series will be entitled to receive, when, as and if declared by the board of directors, cash dividends at the rates and on the dates set forth in the applicable prospectus supplement. Dividend rates may be fixed or variable or both. Different series of preferred stock may be entitled to dividends at different dividend rates or based upon different methods of determination. Each dividend will be payable to the holders of record as they appear on our stock books, or, if applicable, the records of the depositary referred to below under "Depositary Shares" on record dates determined by the board of directors. Dividends on any series of the preferred stock may be cumulative or non-cumulative, as specified in the applicable prospectus supplement. If the board of directors fails to declare a dividend on any series of preferred stock for which dividends are non-cumulative, then the right to receive that dividend will be lost, and we will have no obligation to pay the dividend for that dividend period, whether or not dividends are declared for any future dividend period.

We will not pay or declare full dividends on any series of preferred stock, unless we have or are contemporaneously declaring and paying full dividends for the dividend period commencing after the immediately preceding dividend payment date (and cumulative dividends still owing, if any) on all other series of preferred stock which have the same rank as, or rank senior to, that series of preferred stock. When those dividends are not paid in full, dividends will be declared pro rata, so that the amount of dividends declared per share on that series of preferred stock and on each other series of preferred stock having the same rank as, or ranking senior to, that series of preferred stock will in all cases bear to each other the same ratio that accrued dividends per share on that series of preferred stock and the other preferred stock bear to each other. In addition, generally, unless full dividends, including cumulative dividends still owing, if any, on all outstanding shares of any series of preferred stock have been paid, no dividends will be declared or paid on the common stock and generally we may not redeem or purchase any common stock. No interest, or sum of money in lieu of interest, will be paid in connection with any dividend payment or payments which may be in arrears.

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

The amount of dividends payable for each dividend period will be computed by annualizing the applicable dividend rate and dividing by the number of dividend periods in a year, except that the amount of dividends payable for the initial dividend period or any period shorter than a full dividend period shall be computed on the basis of a 360-day year consisting of twelve 30-day months and, for any period less than a full month, the actual number of days elapsed in the period.

RIGHTS UPON LIQUIDATION. In the event we liquidate, dissolve or wind-up our affairs, either voluntarily or involuntarily, the holders of each series of preferred stock will be entitled to receive liquidating distributions in the amount set forth in the applicable prospectus supplement relating to each series of preferred stock, plus an amount equal to accrued and unpaid dividends, if any, before any distribution of assets is made to the holders of common stock. If the amounts payable with respect to preferred stock of any series and any stock having the same rank as that series of preferred stock are not paid in full, the holders of preferred stock and of such other stock will share ratably in any such distribution of assets in proportion to the full respective preferential amounts to which they are entitled. After the holders of each series of preferred stock and any stock having the same rank as the preferred stock are paid in full, they will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all our property or business nor a merger or consolidation by us with any other corporation will be considered a dissolution, liquidation or winding up by us of our business or affairs.

REDEMPTION. Any series of preferred stock may be redeemable, in whole or in part, at our option. In addition, any series of preferred stock may be subject to mandatory redemption pursuant to a sinking fund. The redemption provisions that may apply to a series of preferred stock, including the redemption dates and the redemption prices for that series, will be set forth in the applicable prospectus supplement.

If a series of preferred stock is subject to mandatory redemption, the applicable prospectus supplement will specify the year we can begin to redeem shares of the preferred stock, the number of shares of the preferred stock we can redeem each year, and the redemption price per share. We may pay the redemption price in cash, stock or in cash that we have received specifically from the sale of our capital stock, as specified in the prospectus supplement. If the redemption price is to be paid only from the proceeds of the sale of our capital stock, the terms of the series of preferred stock may also provide that, if no such capital stock is sold or if the amount of cash received is insufficient to pay in full the redemption price then due, the series of preferred stock will automatically be converted into shares of the applicable capital stock pursuant to conversion provisions specified in the prospectus supplement.

If fewer than all the outstanding shares of any series of preferred stock are to be redeemed, whether by mandatory or optional redemption, the board of directors will determine the method for selecting the shares to be redeemed, which may be by lot or pro rata or by any other method determined to be equitable. From and after the redemption date, dividends will cease to accrue on the shares of preferred stock called for redemption and all rights of the holders of those shares (except the right to receive the redemption price) will cease.

In the event that full dividends, including accrued but unpaid dividends, if any, have not been paid on any series of preferred stock, we may not redeem that series in part and we may not purchase or acquire any shares of that series of preferred stock, except by an offer made on the same terms to all holders of that series of preferred stock.

CONVERSION RIGHTS. The applicable prospectus supplement will state the terms, if any, on which shares of a series of preferred stock are convertible into shares of common stock or another series of our preferred stock. As described under "-- Redemption" above, under certain circumstances, preferred stock may be mandatorily converted into common stock or another series of our preferred stock.

VOTING RIGHTS. Except as indicated below or in the applicable prospectus supplement, or except as expressly required by applicable law, the holders of preferred stock will not be entitled to vote. Except as indicated in the applicable prospectus supplement, in the event we issue full shares of any series of preferred stock, each share will be entitled to one vote on matters on which holders of that series of preferred stock are entitled to vote. However, as more fully described below under "-- Description of Depositary Shares," if we issue depositary shares representing a fraction of a share of a series of preferred stock, each depositary share will, in effect, be entitled to that fraction of a vote, rather than a full vote. Because each full share of any series of preferred stock will be entitled to one vote, the voting power of that series will depend on the number of shares in that series, and not on the aggregate liquidation preference or initial offering price of the shares of that series of preferred stock.

TRANSFER AGENT AND REGISTRAR. The Bank of New York will be the transfer agent, registrar and dividend disbursement agent for the preferred stock and any depositary shares (see the description of depositary shares below). The registrar for the preferred stock will send notices to the holders of the preferred stock of any meetings at which such holders will have the right to elect directors or to vote on any other matter.

DESCRIPTION OF DEPOSITARY SHARES

GENERAL. We may, at our option, elect to offer fractional shares of preferred stock, rather than full shares of preferred stock. If we do, we will issue to the public receipts for depositary shares, and each of these depositary shares will represent a fraction (to be set forth in the applicable prospectus supplement) of a share of a particular series of preferred stock.

The shares of any series of preferred stock underlying the depositary shares will be deposited under a deposit agreement between us and a bank or trust company selected by us (the depositary). Subject to the terms of the deposit agreement, each owner of a depositary share will be entitled, in proportion to the applicable fractional interest in shares of preferred stock underlying that depositary share, to all the rights and preferences of the preferred stock underlying that depositary share. Those rights include dividend, voting, redemption, conversion and liquidation rights.

The depositary shares will be evidenced by depositary receipts issued pursuant to the deposit agreement. Depositary receipts will be issued to those persons who purchase the fractional interests in the preferred stock underlying the depositary shares, in accordance with the terms of the offering. Copies of the forms of deposit agreement and depositary receipt are filed as exhibits to the registration statement. The following description is a summary of the material provisions of the deposit agreement, the depositary shares and the depositary receipts. It does not restate those agreements in their entirety. You should refer to the forms of the deposit agreement and depositary receipts that are filed as exhibits to the registration statement.

DIVIDENDS AND OTHER DISTRIBUTIONS. The depositary will distribute all cash dividends or other cash distributions received in respect of the preferred stock to the record holders of depositary shares relating to that preferred stock in proportion to the number of depositary shares owned by those holders.

If there is a distribution other than in cash, the depositary will distribute property received by it to the record holders of depositary shares that are entitled to receive the distribution, unless the depositary determines that it is not feasible to make the distribution. If this occurs, the depositary may, with our approval, sell the property and distribute the net proceeds from the sale to the applicable holders.

REDEMPTION OF DEPOSITARY SHARES. If a series of preferred stock underlying the depositary shares is subject to redemption, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption, in whole or in part, of that series of preferred stock held by the depositary. The redemption price per depositary share will be equal to the applicable fraction of the redemption price per share payable with respect to that series of the preferred stock. Whenever we redeem shares of preferred stock that are held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing the shares of preferred stock so redeemed. If fewer than all the depositary shares are to be redeemed, the depositary shares to be redeemed will be selected by lot or pro rata as determined by the depositary.

After the date fixed for redemption, the depositary shares called for redemption will no longer be outstanding, and all rights of the holders of those depositary shares will cease, except the right to receive any money, securities, or other property upon surrender to the depositary of the depositary receipts evidencing those depositary shares.

VOTING THE PREFERRED STOCK. Upon receipt of notice of any meeting at which the holders of preferred stock are entitled to vote, the depositary will mail the information contained in the notice of meeting to the record holders of the depositary shares underlying that preferred stock. Each record holder of those depositary shares on the record date

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

(which will be the same date as the record date for the preferred stock) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the amount of the preferred stock underlying that holder's depositary shares. The depositary will try, as far as practicable, to vote the number of shares of preferred stock underlying those depositary shares in accordance with such instructions, and we will agree to take all action that may be deemed necessary by the depositary in order to enable the depositary to do so. The depositary will not vote the shares of preferred stock to the extent it does not receive specific instructions from the holders of depositary shares.

AMENDMENT AND TERMINATION OF THE DEPOSITARY AGREEMENT. The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may be amended at any time by agreement between us and the depositary. However, any amendment that materially and adversely alters the rights of the holders of depositary shares will not be effective unless the amendment has been approved by the holders of at least a majority of the depositary shares then outstanding. The deposit agreement may be terminated by us or by the depositary only if (1) all outstanding depositary shares have been redeemed or (2) there has been a final distribution of the underlying preferred stock in connection with our liquidation, dissolution or winding up and the preferred stock has been distributed to the holders of depositary receipts.

RESIGNATION AND REMOVAL OF DEPOSITARY. The depositary may resign at any time by delivering a notice to us of its election to do so. We may remove the depositary at any time. Any such resignation or removal will take effect upon the appointment of a successor depositary and its acceptance of its appointment. The successor depositary must be appointed within 60 days after delivery of the notice of resignation or removal.

MISCELLANEOUS. The depositary will forward to holders of depositary receipts all reports and communications from us that we deliver to the depositary and that we are required to furnish to the holders of the preferred stock.

Neither we nor the depositary will be liable if either of us is prevented or delayed by law or any circumstance beyond our control in performing our respective obligations under the deposit agreement. Our obligations and those of the depositary will be limited to the performance in good faith of our respective duties under the deposit agreement. Neither we nor the depositary will be obligated to prosecute or defend any legal proceeding in respect of any depositary shares or preferred stock unless satisfactory indemnity is furnished. We and the depositary may rely upon written advice of counsel or accountants, or upon information provided by persons presenting preferred stock for deposit, holders of depositary receipts or other persons believed to be competent and on documents believed to be genuine.

DESCRIPTION OF PERMANENT GLOBAL PREFERRED SECURITIES

Certain series of the preferred stock or depositary shares may be issued as permanent global securities to be deposited with a depositary with respect to that series. Unless otherwise indicated in the prospectus supplement, the following is a summary of the depositary arrangements applicable to preferred stock or depositary receipts issued in permanent global form and for which DTC acts as the depositary (global preferred securities).

Each global preferred security will be deposited with, or on behalf of, DTC or its nominee and registered in the name of a nominee of DTC. Except under the limited circumstances described below, global preferred securities are not exchangeable for definitive certificated preferred stock or depositary receipts.

Ownership of beneficial interests in a global preferred security is limited to institutions that have accounts with DTC or its nominee (participants) or persons that may hold interests through participants. In addition, ownership of beneficial interests by participants in a global preferred security will be evidenced only by, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee for a global preferred security. Ownership of beneficial interests in a global preferred security by persons that hold through participants will be evidenced only by, and the transfer of that ownership interest within that participant will be effected only through, records maintained by that participant. DTC has no knowledge of the actual beneficial owners of the preferred stock or depositary shares, as the case may be, represented by a global preferred security. Beneficial owners will not receive written confirmation from DTC of their purchase, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participants through which the beneficial owners entered the transaction. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in definitive form. Such laws may impair the ability to transfer beneficial interests in a global preferred security.

Payments on preferred stock and depositary shares represented by a global preferred security registered in the name of or held by DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner and holder of the global preferred security representing the preferred stock or depositary shares. We have been advised by DTC that upon receipt of any payment on a global preferred security, DTC will immediately credit accounts of participants on its book-entry registration and transfer system with payments in amounts proportionate to their respective beneficial interests in that global preferred security as shown in the records of DTC. Payments by participants to owners of beneficial interests in a global preferred security held through those participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the sole responsibility of those participants, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither we nor any of our agents will be responsible for any aspect of the records of DTC, any nominee or any participant relating to, or payments made on account of beneficial interests in a global preferred security or for maintaining, supervising or reviewing any of the records of DTC, any nominee or any participant relating to such beneficial interests.

A global preferred security is exchangeable for definitive certificated preferred stock or depositary receipts, as the case may be, registered in the name of, and a transfer of a global preferred security may be registered to, a person other than DTC or its nominee, only if:

        -- DTC notifies us that it is unwilling or unable to continue as depositary for the global preferred security or at any time DTC ceases to be registered under the Securities Exchange Act of 1934; or

        -- We determine in our discretion that the global preferred security shall be exchangeable for definitive preferred stock or depositary receipts, as the case may be, in registered form.

Any global preferred security that is exchangeable pursuant to the preceding sentence will be exchangeable in whole for definitive certificated preferred stock or depositary receipts, as the case may be, registered by the registrar in the name or names instructed by DTC. We expect that those instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in that global preferred security.

Except as provided above, owners of the beneficial interests in a global preferred security will not be entitled to receive physical delivery of certificates representing shares of preferred stock or depositary shares, as the case may be, and will not be considered the holders of preferred stock or depositary shares, as the case may be. No global preferred security shall be exchangeable except for another global preferred security to be registered in the name of DTC or its nominee. Accordingly, each person owning a beneficial interest in a global preferred security must rely on the procedures of DTC and, if that person is not a participant, on the procedures of the participant through which that person owns its interest, to exercise any rights of a holder of preferred stock or depositary shares, as the case may be.

We understand that, under existing industry practices, in the event that we request any action of holders, or an owner of a beneficial interest in a global preferred security desires to give or take any action that a holder of preferred stock or depositary shares, as the case may be, is entitled to give or take, DTC would authorize the participants holding the relevant beneficial interests to give or take that action and those participants would authorize beneficial owners owning through those participants to give or take that action or would otherwise act upon the instructions of beneficial owners owning through them.

A brief description of DTC is set forth above under "Description of Debt Securities--Permanent Global Debt Securities."

                                 LEGAL OPINIONS

The legality of the securities will be passed upon for us by Andrews & Kurth L.L.P., Houston, Texas. If the securities are being distributed in an underwritten offering, certain legal matters will be passed upon for the underwriters by counsel identified in the related prospectus supplement.

                                    EXPERTS

The consolidated financial statements and financial statement schedule incorporated in this prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 1998, have been so incorporated in reliance on the reports of Arthur Andersen LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                                3,000,000 SHARES

                     (THE HOUSTON EXPLORATION COMPANY LOGO)

                                  COMMON STOCK

                             PROSPECTUS SUPPLEMENT

                                    JPMORGAN

February 20, 2003

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS SUPPLEMENT. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS SUPPLEMENT, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR OF ANY SALE OF OUR COMMON STOCK.

NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES TO PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN THAT JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS SUPPLEMENT IN JURISDICTIONS OUTSIDE THE UNITED STATES ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS SUPPLEMENT APPLICABLE TO THAT JURISDICTION.